Exhibit 2

DENISON MINES CORP.

BUSINESS ACQUISITION REPORT PURSUANT TO PART 8 OF

NATIONAL INSTRUMENT 51-102

ACQUISITION DATE: APRIL 26, 2013

Denison Mines Corp.

Form 51-102F4

Business Acquisition Report

Item 1 – Identity of Company

1.1	Name and Address of Company

Denison Mines Corp. (“Denison”)

Atrium on Bay

595 Bay Street

Toronto, ON, Canada

M5G 2C2

1.2	Executive Officer

David Cates

Vice President Finance & Tax, Chief Financial Officer

(416)-979-1991

Item 2 – Details of Acquisition

2.1	Nature of Business Acquired

On April 26, 2013 Denison acquired all of the issued and outstanding common shares of Fission Energy Corp. (“Fission”) by way of a court approved plan of arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act. The Arrangement was effected pursuant to an arrangement agreement dated effective March 7, 2013 (the “Arrangement Agreement”). Fission is a Canadian based uranium exploration company with properties located in Canada and internationally. Pursuant to the Arrangement Agreement, certain of Fission’s properties were spun out into a newly formed exploration company called Fission Uranium Corp. (“Fission Uranium”) and pursuant to the Arrangement, the shares of Fission Uranium were distributed to the former shareholders of Fission on the Closing Date (as defined below).

The Arrangement was approved by the shareholders and optionholders of Fission on April 23, 2013.

2.2	Acquisition Date

April 26, 2013 (the “Closing Date”).

2.3	Consideration

Under the terms of the Arrangement, the shareholders of Fission exchanged each common share of Fission held for (a) a new common share of Fission (“New Fission Share”) and (b) one common share in the capital of Fission Uranium. Subsequent to the exchange, each shareholder of a New Fission Share received 0.355 of one common share of Denison (the “Exchange Ratio”)and $0.0001 for each New Fission Share held. As a result, Denison acquired all of the issued and outstanding common shares of Fission. Unexercised options to purchase Fission shares were exchanged for options to acquire common shares of Denison and Fission Uranium on the basis set out in the plan of arrangement. The holders of warrants to purchase Fission shares are entitled to receive, upon exercise of their warrants, the number of common shares of Denison and Fission Uranium which the warrantholders would have been entitled to receive as a result of the Arrangement, if immediately prior to the effective date the warrantholders had exercised their warrants.

2.4	Effect on Financial Position

There are no plans or proposals for material changes to the affairs of the acquired business that may have a significant effect on the results of operations and financial position of Denison.

2.5	Date of Report

July 3, 2013.

Item 3 – Financial Statements and Other Information

The following financial statements and the related notes thereto form part of this business acquisition report:

i.	Audited financial statements of Fission for the for the year ended June 30, 2012 and June 30, 2011 which are attached as Schedule “A”;

ii.	Interim financial statements of Fission for the interim period ended December 31, 2012 which are attached as Schedule “B”; and

iii.	Unaudited pro forma financial statements of Denison as at and for the year ended December 31, 2012, showing the effect of the Arrangement attached as Schedule “C”.

Denison has not requested or obtained the consent of the auditors of the above noted financial statements and reports, to incorporate by reference their audit reports in this business acquisition report.

SCHEDULE “A”

FISSION ENERGY CORP. ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30,

2012 AND JUNE 30, 2011

(See attached)

Consolidated Financial Statements

Fission Energy Corp.

For the Year Ended

June 30, 2012

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Fission Energy Corp.

We have audited the accompanying consolidated financial statements of Fission Energy Corp., which comprise the consolidated statements of financial position as at June 30, 2012 and 2011, and July 1, 2010 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended June 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Fission Energy Corp. as at June 30, 2012 and 2011, and July 1, 2010, and its financial performance and its cash flows for the years ended June 30, 2012 and 2011 in accordance with International Financial Reporting Standards.

Vancouver, Canada,
October 4, 2012.	Chartered Accountants

Fission Energy Corp.

Consolidated Financial Statements

For the Year Ended

June 30, 2012

Fission Energy Corp.

Consolidated statements of financial position

(Expressed in Canadian dollars)

		June 30	June 30	July 1
	Note	2012	2011	2010
		$	$	$
			(Note 3)	(Note 3)
Assets
Current assets
Cash and cash equivalents		14,940,759	18,451,471	11,941,329
Short-term investments	5	30,956	138,000	198,000
Amounts receivable	6	731,101	861,042	71,007
Prepaid expenses		244,966	102,359	22,765

		15,947,782	19,552,872	12,233,101
Property and equipment	7	227,067	97,304	80,860
Exploration and evaluation assets	8	36,564,672	29,693,183	18,086,503

Total Assets		52,739,521	49,343,359	30,400,464

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	1,225,668	1,232,431	1,481,932

Total Liabilities		1,225,668	1,232,431	1,481,932

Shareholders’ equity
Share capital	10	68,199,020	56,968,021	38,637,879
Other capital reserves	10	10,870,753	9,876,933	4,911,760
Deficit		(27,555,920)	(18,734,026)	(14,631,107)

		51,513,853	48,110,928	28,918,532

Total Liabilities and Shareholder’s Equity		52,739,521	49,343,359	30,400,464

Commitments (Note 8(c))

Contingency (Note 15)

Subsequent Events (Note 18)

Approved by the board and authorized for issue on October 4, 2012.

“Frank Estergaard”
Director

“Dev Randhawa”
Director

The accompanying notes from an integral part of these financial statements

Fission Energy Corp.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

	Note		Year Ended June 30 2012	Year Ended June 30 2011
			$	$
				(Note 3)
Expenses
Business development			694,839	398,353
Consulting and directors fees			959,848	778,572
Depreciation	7		53,701	29,652
Flow-through share tax			55,697	26,057
Office and administration			542,425	401,006
Professional fees			303,876	196,743
Public relations and communications			723,606	381,568
Share-based compensation	10	(c)	1,012,624	1,432,756
Trade shows and conferences			255,008	291,187
Wages and benefits			733,907	460,623

			5,335,531	4,396,517

Loss before other items			(5,335,531)	(4,396,517)

Other items - income/(expense)
Exploration management fee income			503,125	389,936
Interest and miscellaneous income			176,344	178,421
Rental income			20,314	—
Foreign exchange loss			(5,143)	(8,918)
Unrealized loss on investments			(107,044)	(60,000)
Gain on disposal of property and equipment			2,612	—
Flow-through premium recovery			—	993,372
Exploration and evaluation write-down	8		(3,897,649)	(1,058,289)

			(3,307,441)	434,522

Loss before income taxes			(8,642,972)	(3,961,995)
Deferred income tax expense	13		(178,922)	(140,924)

Net loss and comprehensive loss for the year			(8,821,894)	(4,102,919)

Basic and diluted loss per common share			(0.08)	(0.05)

Weighted average number of common shares outstanding			109,951,688	83,138,666

The accompanying notes from an integral part of these financial statements

Fission Energy Corp.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

			Share capital		Other capital		Total shareholders’
	Note		Shares	Amount	reserves	Deficit	equity
				$	$	$	$
Balance, July 1, 2010 (Note 3)			69,269,111	38,637,879	4,911,760	(14,631,107)	28,918,532
Common share units and flow-through common shares issued for cash	10	(a)	24,958,700	18,002,186	3,292,079	—	21,294,265
Flow-through share premium	3	(b)	—	(440,022)	—	—	(440,022)
Share issuance costs	3	(c)	516,465	(2,039,688)	567,566	—	(1,472,122)
Exercise of stock options/warrants			4,805,674	2,807,666	(775,447)	—	2,032,219
Share-based compensation	3	(a)	—	—	1,880,975	—	1,880,975
Net loss and comprehensive loss			—	—	—	(4,102,919)	(4,102,919)

Balance, June 30, 2011 (Note 3)			99,549,950	56,968,021	9,876,933	(18,734,026)	48,110,928
Flow-through common shares issued for cash	10	(a)	11,800,000	10,030,000	—	—	10,030,000
Share issuance costs			—	(900,828)	364,064	—	(536,764)
Exercise of stock options/warrants			3,461,855	2,101,827	(686,042)	—	1,415,785
Share-based compensation	10	(c)	—	—	1,315,798	—	1,315,798
Net loss and comprehensive loss			—	—	—	(8,821,894)	(8,821,894)

Balance, June 30, 2012			114,811,805	68,199,020	10,870,753	(27,555,920)	51,513,853

See accompanying notes to the consolidated financial statements.

Fission Energy Corp.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year Ended June 30 2012	Year Ended June 30 2011
	$	$
		(Note 3)
Operating activities
Net loss and comprehensive loss	(8,821,894)	(4,102,919)
Items not involving cash:
Depreciation	53,701	29,652
Share-based compensation	1,012,624	1,432,756
Gain on disposal of property and equipment	(2,612)	—
Unrealized loss on investments	107,044	60,000
Flow-through premium recovery	—	(993,372)
Exploration and evaluation write-down	3,897,649	1,058,289
Deferred income tax expense	178,922	140,924

	(3,574,566)	(2,374,670)
Change in non-cash working capital
Increase in amounts receivable	(83,447)	(790,035)
Increase in prepaid expenses	(142,607)	(79,594)
Increase (decrease) in accounts payable and accrued liabilities	1,545,323	(10,574)

Cash flow used in operating activities	(2,255,297)	(3,254,873)

Investing activities
Property and equipment additions	(185,852)	(46,096)
Property and equipment disposals	5,000	—
Exploration and evaluation additions	(12,746,403)	(11,902,327)
Exploration and evaluation cost recoveries	941,741	—

Cash flow used in investing activities	(11,985,514)	(11,948,423)

Financing activities
Proceeds from issuance of common share units and flow-through common shares net of share issuance costs	9,314,314	19,681,219
Proceeds from exercise of stock options/warrants	1,415,785	2,032,219

Cash flow from financing activities	10,730,099	21,713,438

(Decrease) increase in cash and cash equivalents during the year	(3,510,712)	6,510,142
Cash and cash equivalents, beginning of year	18,451,471	11,941,329

Cash and cash equivalents, end of year	14,940,759	18,451,471

Supplemental disclosure with respect to cash flows (Note 11)

See accompanying notes to the consolidated financial statements.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

1.	Nature of operations

Fission Energy Corp. (the “Company”) was formed on July 17, 2007 under the laws of the Canada Business Corporations Act as a result of a plan of arrangement undertaken to reorganize Strathmore Minerals Corp. (“Strathmore”). The Company’s principal business activity is the acquisition and exploration of exploration and evaluation interests. To date, the Company has not generated significant revenues from operations and is considered to be in the exploration stage. The Company’s head office is located at 700 – 1620 Dickson Ave., Kelowna, BC, V1Y 9Y2 and it is listed on the TSX-Venture Exchange under the symbol FIS and on the U.S. OTCQX under the symbol FSSIF.

The Company has not yet determined whether its exploration and evaluation assets contain ore reserves that are economically recoverable. The recoverability of the amounts shown for the exploration and evaluation assets, including acquisition costs, is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on its ability to develop its exploration and evaluation assets, receive continued financial support, complete equity financings, or generate profitable operations in the future. The financial statements do not include any adjustments to assets and liabilities should the Company be unable to continue as a going concern.

2.	Significant accounting policies

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICSs”).

These are the Company’s first consolidated financial statements prepared in accordance with IFRS. Previously the Company prepared its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The comparative figures presented in these financial statements are in accordance with IFRS.

(b)	Basis of Presentation

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(c)	Basis of Consolidation

The consolidated financial statements of the Company include the following subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Basis of Presentation
Fission Energy Peru S.A.C	Peru	100%	Consolidated
Minera Peruran S.A.C	Peru	100%	Consolidated
Waterbury Lake Uranium Corporation	Canada	60.00%	Proportionately consolidated
Waterbury Lake Uranium Limited Partnership	Canada	59.99%	Proportionately consolidated

The Company consolidates the wholly owned subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company also proportionally consolidates its interest in joint ventures, Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), based on its ownership interests.

Intercompany transactions and resulting balances with the Company’s wholly owned subsidiaries, and WLUC and WLULP have been eliminated to the extent of the Company’s interests.

(d)	Financial Assets

All financial assets are initially recorded at fair value and designated upon initial recognition into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets are designated as FVTPL if the Company manages such investments and makes sure purchase and sale decisions are based on the fair value in accordance with the Company’s risk management strategy. Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit or loss.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

The Company has classified its cash and cash equivalents and short-term investments as FVTPL. Financial assets classified as loans and receivables and held to maturity assets are measured at amortized cost. The Company’s amounts receivable are classified as loans and receivables. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income and loss except for losses in value that are considered other than temporary which are recognized in profit or loss. At June 30, 2012, June 30, 2011, and July 1, 2010, the Company has not classified any financial assets as available for sale.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in banks and redeemable term deposits that are readily convertible to cash with an original term less than 90 days. The Company’s cash and cash equivalents are invested with major financial institutions and are not invested in any asset backed deposits/investments.

(f)	Short-term Investments

Marketable securities are recorded at their fair market value on the date of acquisition and are classified as FVTPL. The carrying value of the securities is adjusted at each subsequent reporting period to the fair value (based upon the market price and the Bank of Canada quoted exchange rate if applicable) with the resulting unrealized gains or losses included in profit or loss for the period. Transaction costs relating to the purchase of marketable securities are expensed directly to profit or loss.

(g)	Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars. The financial statements for each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

The functional currency of the Company, the Company’s subsidiaries, and the Company’s joint ventures are as follows:

(i)	Fission Energy Corp. – Canadian dollar

(ii)	Fission Energy Peru S.A.C. – Peruvian New Sol

(iii)	Minera Peruran S.A.C. – Peruvian New Sol

(iv)	Waterbury Lake Uranium Corporation – Canadian dollar

(v)	Waterbury Lake Uranium Limited Partnership – Canadian dollar

Transactions and Balances

Foreign currency transactions are translated into the Company’s functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at exchange rates prevailing at the reporting date are recognized in profit or loss.

Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(g)	Foreign Currency Translation (continued)

Foreign Operations

The assets and liabilities of foreign operations are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and income and expenses are translated at exchange rates prevailing at the dates of transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in profit or loss.

(h)	Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated on a straight line basis at the following annual rates based on estimated useful lives:

• Geological equipment	20%
• Office equipment	20%
• Computer equipment	30%
• Computer software	50%
• Vehicles	30%
• Building	4%

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

When an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of property and equipment.

(i)	Exploration and Evaluation Assets

The Company records exploration and evaluation assets which consists of the costs of acquiring licenses for the right to explore and costs associated with exploration and evaluation activity, at cost. All direct and indirect costs related to the acquisition, exploration and development of exploration and evaluation assets are capitalized by property.

The exploration and evaluation assets are capitalized until the exploration and evaluation assets to which they relate are placed into production, disposed of through sale or where management has determined there to be an impairment. If an exploration and evaluation property interest is abandoned, both the acquisition costs and the exploration and evaluation cost will be written off to operations in the period of abandonment.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(i)	Exploration and Evaluation Assets (continued)

On an ongoing basis, exploration and evaluation assets are reviewed on a property-by-property basis to consider if there are any indicators of impairment. If any indication of impairment exists, an estimate of the exploration and evaluation assets’ recoverable amount is calculated. The recoverable amount is determined as the fair value less costs to sell for the exploration and evaluation property interest and their value in use. The fair value less costs to sell and the value in use is determined for an individual exploration and evaluation property interest, unless the exploration and evaluation property interest does not generate cash inflows that are largely independent of other exploration and evaluation property interests. If this is the case, the exploration and evaluation property interests are grouped together into cash generating units (“CGUs”) for impairment purposes.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

The Company’s determination for impairment is also based on:

(i)	whether the exploration programs on the exploration and evaluation assets have significantly changed, such that previously identified resource targets are no longer being pursued;

(ii)	whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; and

(iii)	whether remaining claim tenure terms are sufficient to conduct necessary studies or exploration work.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate and its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior periods. A reversal of an impairment loss is recognized in the period in which that determination was made in profit or loss.

(j)	Financial Liabilities

All financial liabilities are initially recorded at fair market value and designated upon initial recognition as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities and future income tax liability are classified as other financial liabilities.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(j)	Financial Liabilities (continued)

Derivatives, including separate embedded derivatives are also classified as FVTPL and recognized at fair value with changes in fair value recognized in earnings unless they are designated as effective hedging instruments. The Company has no liabilities or derivatives classified as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

(k)	Flow-through Shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors under Canadian income tax legislation. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the difference between the current market price of the Company’s common shares and the issue price of the flow through share and ii) share capital. Upon expenses being incurred, the Company recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares must be expended on Canadian resource property exploration within a period of two years. Failure to expend such funds after the end of the first year as required under the Canadian income tax legislation will result in a Part XII.6 tax to the Company on flow-through proceeds renounced under the “Look-back” Rule. When applicable, this tax is accrued as a financial expense until paid.

(l)	Share-based Payments

The Company has a stock option plan whereby it is authorized to grant stock options to directors, officers, employees and consultants. Directors, officers, employees and consultants are classified as employees who render personal services to the entity and either i) regarded as employees for legal or tax purposes, ii) work for an entity under its direction in the same way as directors, officers, employees and consultants who are regarded as employees for legal or tax purposes, or iii) the services rendered are similar to those rendered by employees.

The fair value of stock options issued to employees is measured on the grant date, using the Black-Scholes option pricing model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and an expected life of the options. The fair value less estimated forfeitures is charged either to profit or loss, or capitalized to the exploration and evaluation costs over the vesting period of the related options with a corresponding credit to other capital reserves in equity. Stock options granted with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(l)	Share-based Payments (continued)

The share-based awards issued to non-employees are generally measured on the fair value of goods or services received unless that fair value cannot be reliably measured. This fair value shall be measured at the date the entity obtains the goods or the counterparty renders service. If the fair value of goods or services received cannot be reliably measured, the fair value of the share-based payments to non-employees are periodically re-measured using the Black-Scholes option pricing model until the counterparty performance is complete, and any change therein is recognized over the vesting period of the award. The cost of share-based payments to non-employees that are fully vested and non-forfeitable at the date of grant are measured and recognized at that date.

When the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from other capital reserves to share capital.

The estimated forfeitures are based on historical experience and reviewed on a quarterly basis to determine the appropriate forfeiture rate based on past, present and expected forfeitures. Management uses the dynamic model to calculate the estimated forfeitures.

(m)	Interest in Joint Venture

The Company has an interest in the Waterbury Lake property through jointly controlled entities, WLUC and WLULP, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the venturers. The Company recognizes its interest in the joint venture using the proportionate consolidation method. The Company combines its proportionate share of each of the assets, liabilities, income and expenses of the joint venture with similar items, line by line, in its consolidated financial statements.

Adjustments are made in the Company’s consolidated financial statements to eliminate the Company’s share of intercompany balances and transactions. The joint venture is proportionately consolidated until the date on which the Company ceases to have a joint control over the joint venture.

(n)	Income Taxes

Current tax is the expected tax payable or receivable on the local taxable income or loss for the year, using local tax rates enacted or substantively enacted at the end of each reporting period, and includes any adjustments to tax payable or receivable in previous years.

Deferred income taxes are recorded using the liability method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(n)	Income Taxes (continued)

Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future tax profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earnings (Loss) per Share

The Company presents basic and diluted earnings (loss) per share for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the gain or loss attributable to common shareholders when the effect is anti-dilutive.

(p)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant control over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

(q)	New Standards, Amendments and Interpretations Not Yet Effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning after July 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Accounting standards anticipated to be effective July 1, 2012

IAS 1, Presentation of Financial Statements

The presentation in the statement of shareholders’ equity or in the notes to the financial statements of other comprehensive income is amended. The Company does not anticipate a significant impact on its consolidated financial statements.

IAS 12, Deferred Tax: Recovery of Underlying Assets

An amendment was made to IAS 12 that provides a practical solution to determine the expected manner of recovery of investment properties as it relates to the accounting for deferred income taxes. The Company is currently evaluating the impact on its consolidated financial statements.

IAS 24, Related Party Disclosures

The definition of related parties is clarified. The Company does not anticipate a significant impact on its consolidated financial statements.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(q)	New Standards, Amendments and Interpretations Not Yet Effective (continued)

Accounting standards anticipated to be effective July 1, 2013

IFRS 7, Financial Instruments: Disclosures

The amendments to disclosure requirements in IFRS 7 emphasize the interaction between quantitative and qualitative disclosures and the nature and extent of risks and amends credit risk disclosures. The Company is currently evaluating the impact to its consolidated financial statements.

IFRS 10, Consolidated financial statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IAS 28, Investments in Associates

The standard was amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12. This amendment is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company does not anticipate the application of IAS 28 to have a significant impact on its consolidated financial statements.

IFRS 11, Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures and SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The standard requires the Company to classify its interest in a joint arrangement as a joint venture or joint operation. This standard will eliminate the use of proportionate consolidation when accounting for joint ventures, as they will be accounted for using the equity method, whereas joint operations will be accounted for by recognizing the venturer’s share of the assets, liabilities, revenue and expenses. Management anticipates that this standard will be adopted in the Company’s financial statements for the period beginning July 1, 2013. The Company is currently evaluating the impact IFRS 11 is expected to have on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

The IASB has issued IFRS 12 Disclosure of Interest in Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. This standard will become effective for annual periods beginning on or after July 1, 2013. Earlier adoption is permitted. The Company will adopt this new standard as of its effective date. The Company is currently analyzing the possible impact of this standard on its consolidated financial statements.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(q)	New Standards, Amendments and Interpretations Not Yet Effective (continued)

Accounting standards anticipated to be effective July 1, 2013 (continued)

IFRS 13, Fair Value Measurement

IFRS 13, Fair Value Measurement: effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, sets out in a single IFRS a framework for measuring fair value and new required disclosures about fair value measurements. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning July 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 13.

Accounting standards anticipated to be effective July 1, 2015

IFRS 9, Financial instruments

IFRS 9 Financial Instruments: Classification and Measurement will replace IAS 39 Financial Instruments: Recognition and Measurement. On December 16, 2011, the IASB amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, with early adoption permitted. IFRS 9 introduces new requirements for the impairment of financial assets measured at amortized cost and classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning July 1, 2015, and has not yet considered the potential impact of the adoption of IFRS 9.

3.	First Time Adoption of IFRS

The Company has adopted IFRS with a transition date of July 1, 2010 (“Transition Date”). Under IFRS 1 First-time Adoption of International Financial Reporting Standards, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit unless certain exemptions are applied.

The guidance for first-time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company is applying the following exemptions on first-time adoption of IFRS:

•	Cumulative currency translation differences for all foreign operations are deemed to be zero as at transition date; and

•	IFRS 2 Share-based Compensation has only been applied to equity instruments granted after November 7, 2002 which had not vested as at the Transition Date.

The IFRS 1 elections, identified above, and the significant accounting policies, set out in note 2, have been applied in preparing these consolidated financial statements and selected comparative information presented below. The following tables reconcile the Company’s statement of financial position, statement of comprehensive loss and statement of cash flows prepared in accordance with IFRS with those previously prepared and reported in accordance with Canadian GAAP.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

3.	First time adoption of IFRS (continued)

Consolidated statements of financial position

As at July 1, 2010

	Note	Canadian GAAP	Adoption Adjustments	IFRS
		$	$	$
Assets
Current assets
Cash and cash equivalents		11,941,329	—	11,941,329
Short-term investments		198,000	—	198,000
Amounts receivable		71,007	—	71,007
Prepaid expenses		22,765	—	22,765

		12,233,101	—	12,233,101
Property and equipment		80,860	—	80,860
Exploration and evaluation assets		18,086,503	—	18,086,503

Total Assets		30,400,464	—	30,400,464

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3(b)	928,582	553,350	1,481,932

Total Liabilities		928,582	553,350	1,481,932
Shareholders’ equity
Share capital	3(b)	39,191,229	(553,350)	38,637,879
Other capital reserves	3(a)	4,729,559	182,201	4,911,760
Deficit	3(a)	(14,448,906)	(182,201)	(14,631,107)

		29,471,882	(553,350)	28,918,532

Total Liabilities and Shareholder’s Equity		30,400,464	—	30,400,464

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

3.	First time adoption of IFRS (continued)

Consolidated statements of financial position

As at June 30, 2011

	Note	Canadian GAAP	Adoption Adjustments	IFRS
		$	$	$
Assets
Current assets
Cash and cash equivalents		18,451,471	—	18,451,471
Short-term investments		138,000	—	138,000
Amounts receivable		861,042	—	861,042
Prepaid expenses		102,359	—	102,359

		19,552,872	—	19,552,872
Property and equipment		97,304	—	97,304
Exploration and evaluation assets	3(a), 3(c)	31,252,141	(1,558,958)	29,693,183

Total Assets		50,902,317	(1,558,958)	49,343,359

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,232,431	—	1,232,431

		1,232,431	—	1,232,431
Deferred tax liability	3(c)	1,966,870	(1,966,870)	—

Total Liabilities		3,199,301	(1,966,870)	1,232,431

Shareholders’ equity
Share capital	3(b), 3(c)	55,947,836	1,020,185	56,968,021
Other capital reserves	3(a)	9,431,162	445,771	9,876,933
Deficit	3(a) -3(c)	(17,675,982)	(1,058,044)	(18,734,026)

		47,703,016	407,912	48,110,928

Total Liabilities and Shareholder’s Equity		50,902,317	(1,558,958)	49,343,359

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

3.	First time adoption of IFRS (continued)

Consolidated statements of comprehensive loss

Year Ended June 30, 2011

	Note	Canadian GAAP	Adoption Adjustments	IFRS

		$	$	$
Expenses
Business development		398,353	—	398,353
Consulting and directors fees		778,572	—	778,572
Depreciation		29,652	—	29,652
Flow-through share tax		26,057	—	26,057
Office and administration		401,006	—	401,006
Professional fees		196,743	—	196,743
Public relations and communications		381,568	—	381,568
Share-based compensation	3(a)	1,617,405	(184,649)	1,432,756
Trade shows and conferences		291,187	—	291,187
Wages and benefits		460,623	—	460,623

		4,581,166	(184,649)	4,396,517

Loss before other items		(4,581,166)	184,649	(4,396,517)

Other items—income/(expense)
Exploration management fee income		389,936	—	389,936
Interest and miscellaneous income		178,421	—	178,421
Foreign exchange loss		(8,918)	—	(8,918)
Unrealized loss on investments		(60,000)	—	(60,000)
Flow-through premium recovery	3(b)	—	993,372	993,372
Exploration and evaluation write-down	3(a)	(1,051,112)	(7,177)	(1,058,289)

		(551,673)	986,195	434,522

Loss before income taxes		(5,132,839)	1,170,844	(3,961,995)
Deferred income tax recovery (expense)	3(b), 3(c)	1,905,763	(2,046,687)	(140,924)

Net loss and comprehensive loss		(3,227,076)	(875,843)	(4,102,919)

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

3.	First time adoption of IFRS (continued)

Consolidated statements of cash flows

Year Ended June 30, 2011

	Note	Canadian GAAP	Adoption Adjustments	IFRS
		$	$	$
Operating activities
Net loss and comprehensive loss	3(a) - 3(c)	(3,227,076)	(875,843)	(4,102,919)
Items not involving cash:
Depreciation		29,652	—	29,652
Share-based compensation	3(a)	1,617,405	(184,649)	1,432,756
Unrealized loss on investments		60,000	—	60,000
Flow-through premium recovery	3(b)	—	(993,372)	(993,372)
Exploration and evaluation write-down	3(a)	1,051,112	7,177	1,058,289
Deferred income tax expense (recovery)	3(c)	(1,905,763)	2,046,687	140,924

		(2,374,670)	—	(2,374,670)
Change in non-cash working capital
Increase in amounts receivable		(790,035)	—	(790,035)
Increase in prepaid expenses		(79,594)	—	(79,594)
Decrease in accounts payable and accrued liabilities		(10,574)	—	(10,574)

Cash flow used in operating activities		(3,254,873)	—	(3,254,873)

Investing activities
Property and equipment additions		(46,096)	—	(46,096)
Exploration and evaluation additions		(11,902,327)	—	(11,902,327)

Cash flow used in investing activities		(11,948,423)	—	(11,948,423)

Financing activities
Proceeds from issuance of common share units and flow-through common shares net of share issuance costs		19,681,219	—	19,681,219
Proceeds from exercise of stock options/warrants		2,032,219	—	2,032,219

Cash flow from financing activities		21,713,438	—	21,713,438

Increase in cash and cash equivalents during the year		6,510,142	—	6,510,142
Cash and cash equivalents, beginning of year		11,941,329	—	11,941,329

Cash and cash equivalents, end of year		18,451,471	—	18,451,471

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

3.	First time adoption of IFRS (continued)

Notes to the IFRS reconciliation are as follows:

(a)	Share-based compensation

Under Canadian GAAP, the Company measured share-based compensation related to share purchase options as the fair value of the options granted using Black-Scholes option pricing model and recognized this expense over the vesting period of the options. IFRS 2 Share-based Compensation, which is similar to Canadian GAAP, requires the Company to measure share-based compensation related to share purchase options granted at the fair value of the options on the date of the grant and recognize such expense over the vesting period of the options. IFRS 2 also requires each tranche in an award with graded vesting be considered as a separate grant with different vesting date and fair value whereas the total fair value of the award was recognized on a straight-line basis over the vesting period under Canadian GAAP.

IFRS 2 also has a broader definition of an employee allowing the Company to group employees and others providing similar services together. This has resulted in certain consultants to be classified as employees.

Adjustments were calculated only for unvested options issued and outstanding after the Transition Date. As a result of these differences, the Company has adjusted its share-based payments. The amounts recorded in other capital reserves for share-based compensation increased by $182,201 as at July 1, 2010, increased by $263,570 for the year ended June 30, 2011 (cumulatively increased by $445,771). In addition, exploration and evaluation assets have increased by $441,042, net of $7,177 write-down, as at June 30, 2011.

(b)	Flow-through shares

Current Canadian tax legislation permits mining entities to issue flow-through shares to investors, which are securities issued to investors, whereby the deductions for tax purposes related to exploration and evaluation expenditures may be claimed by investors instead of the Company. Under Canadian GAAP, in accordance with EIC-146 Flow-through Shares, a deferred tax liability is recognized on the date that the Company files renouncement documents with the Canadian tax authorities assuming there is reasonable assurance the expenditures will be made.

In accordance with IFRS, the issue of flow-through share is in substance an issue of ordinary shares and the sale of tax deductions. At the time the Company issues flow-through shares, the sale of tax deductions is deferred and presented as other liabilities in the statement of financial position to recognize the obligation to incur and renounce eligible exploration and evaluation expenditures. Accordingly, the Company recognized a flow-through share premium of $553,350 and of $440,022 for the flow-through share issuances on April 7, 2010 and December 2, 2010 respectively.

As the renouncement documents have been filed with the tax authorities, the tax benefit passed to the shareholder and the liability has been recognized in profit or loss as a flow-through premium recovery during the year ended June 30, 2011.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

3.	First time adoption of IFRS (continued)

(c)	Income taxes

Unlike Canadian GAAP, IAS 12 prohibits the recognition of deferred taxes at the time of an acquisition where the transaction is not a business combination. Accordingly, as at June 30, 2011, the Company has reversed the deferred income tax liability of $2,000,000 and the related deferred income tax valuation allowance of $33,130 that was recognized on the acquisition of the additional 10% interest in WLULP as described in Note 8(c). In addition, in accordance with IFRS, the Company recognized $140,924 of deferred income tax in respect of prior years’ share issuance cost as a recovery in equity.

(d)	Foreign currency translation

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, each entity determines its functional currency. The wholly owned subsidiaries changed their functional currency from Canadian dollar to Peruvian New Sol. The carrying value of the Peruvian exploration and evaluation assets are written off at the end of each reporting period, and therefore there is no impact on the consolidated financial statements at the date of transition.

4.	Key Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

(a)	Exploration and evaluation expenditure

The Company’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalized for an area of interest where it is considered likely to be recovered by future exploitation or sale where the activities have not reached a stage which permits a reasonable assessment of existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstance, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure under the policy, a judgment is made that the recovery of the expenditure is unlikely, the relevant capitalized amount will be written off in the statement of comprehensive loss in the period when the new information becomes available.

(b)	Share-based compensation

The Company measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

4.	Key Estimates and Assumptions (continued)

(b)	Share-based compensation (continued)

This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating share-based compensation transactions are disclosed in Note 10.

5.	Short-term Investments

Short–term investments are recorded at fair value and are comprised of the following:

	Fair Market Value
		Number of Shares	June 30 2012	June 30 2011	July 1 2010
			$	$	$
Stratton Resources Inc.	(a)	60,000	10,200	42,000	18,000
Great Bear Resources Ltd.	(b)	400,000	20,000	96,000	180,000
Iron Tank Resources Corp.	(b)	8,888	756	—	—

			30,956	138,000	198,000

The Company has determined the fair value of its investments based on the level 1 quoted market prices at June 30, 2012, June 30, 2011, and July 1, 2010.

6.	Amounts Receivable

	June 30 2012	June 30 2011	July 1 2010
	$	$	$
HST receivable	238,286	369,865	58,345
Due from joint venture participants	206,455	357,798	—
Cost recoveries due from government agencies	213,388	—	—
Other receivables	72,972	133,379	12,662

	731,101	861,042	71,007

The Company does not have any significant balances that are past due. Significant amounts receivable are current, and the Company does not have any allowance for doubtful accounts. Due to their short-term maturities, the fair value of accounts receivable approximates their carrying value.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

7.	Property and Equipment

Property and equipment consists of the following:

Cost	Geological Equipment	Office Equipment	Computer Hardware	Computer Software	Vehicles	Building	Total
	$	$	$	$	$	$	$
As at July 1, 2010	63,857	26,480	33,313	4,484	—	20,190	148,324
Additions	—	—	6,076	9,239	30,781	—	46,096
Disposals	—	—	—	—	—	—	—

As at June 30, 2011	63,857	26,480	39,389	13,723	30,781	20,190	194,420
Additions	64,076	80,170	30,851	10,755	—	—	185,852
Disposals	—	—	(13,871)	—	—	—	(13,871)

As at June 30, 2012	127,933	106,650	56,369	24,478	30,781	20,190	366,401

Accumulated Depreciation
As at July 1, 2010	35,969	11,836	13,361	4,484	—	1,814	67,464
Depreciation	12,780	5,304	9,609	385	770	804	29,652

As at June 30, 2011	48,749	17,140	22,970	4,869	770	2,618	97,116
Depreciation	17,401	7,465	13,432	5,359	9,240	804	53,701
Disposals	—	—	(11,483)	—	—	—	(11,483)

As at June 30, 2012	66,150	24,605	24,919	10,228	10,010	3,422	139,334

Net Book Value
As at July 1, 2010	27,888	14,644	19,952	—	—	18,376	80,860
As at June 30, 2011	15,108	9,340	16,419	8,854	30,011	17,572	97,304
As at June 30, 2012	61,783	82,045	31,450	14,250	20,771	16,768	227,067

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

8.	Exploration and Evaluation Assets

Year Ended June 30, 2012	North Shore Property	Duddridge Lake Property	Waterbury Lake Property	Patterson Lake Property	Patterson Lake South Property	Davy Lake Property	Dieter Lake Property	Other Canadian Properties	Peru Properties	Total
	$	$	$	$	$	$	$	$	$	$
Acquisition costs
Balance, beginning of year	460,422	382,245	6,590,550	149,882	18,752	26,970	636,311	246,298	—	8,511,430
Additions	—	—	—	27,820	53,020	—	28,449	130,357	—	239,646
Write-down	(460,422)	—	—	—	(1,976)	—	—	—	—	(462,398)

Balance, end of year	—	382,245	6,590,550	177,702	69,796	26,970	664,760	376,655	—	8,288,678

Exploration costs
Balance, beginning of year	4,668,183	1,240,806	19,717,613	3,616,110	140,780	3,711,496	2,903,266	563,969	—	36,562,223

Incurred during the period
Geology mapping/sampling	328	6,578	23,488	7,068	54,840	2,723	70,297	105,824	58,680	329,826
Geophysics airborne	—	1,688	990	272	299,780	—	7,388	462,275	300	772,693
Geophysics ground	—	35	730,748	7,602	481,548	—	26,521	173,368	—	1,419,822
Drilling	—	194	5,331,369	375	1,268,135	52	1,618,814	1,211	6,766	8,226,916
Land retention and permitting	3,147	2,084	27,704	2,272	19,819	1,577	46,015	11,333	58,112	172,063
Reporting	—	1,166	36,274	404	6,436	1,069	22,427	11,684	386	79,846
Environmental	—	1,294	886	—	—	—	—	1,519	16,782	20,481
Safety	—	59	44,990	59	56	—	3,481	118	—	48,763
Community Relations	—	—	—	—	—	—	—	—	42,824	42,824
General	—	114	35,440	187	129,152	51	3,073	988	99,208	268,213
Share-based compensation	560	1,429	197,937	1,710	34,827	758	39,618	20,683	5,652	303,174

Additions	4,035	14,641	6,429,826	19,949	2,294,593	6,230	1,837,634	789,003	288,710	11,684,621
Write-down	(4,672,218)	—	—	—	(12,162)	—	—	(288)	(288,710)	(4,973,378)

Balance, end of year	—	1,255,447	26,147,439	3,636,059	2,423,211	3,717,726	4,740,900	1,352,684	—	43,273,466

Cumulative cost recoveries
Balance, beginning of year	(1,538,127)	(1,038,107)	(12,321,827)	(65,665)	(25,395)	(47,047)	(179,948)	(164,354)	—	(15,380,470)
Additions	—	—	—	—	(941,982)	—	(79,297)	(133,850)	—	(1,155,129)
Write-down	1,538,127	—	—	—	—	—	—	—	—	1,538,127

Balance, end of year	—	(1,038,107)	(12,321,827)	(65,665)	(967,377)	(47,047)	(259,245)	(298,204)	—	(14,997,472)

Total costs	—	599,585	20,416,162	3,748,096	1,525,630	3,697,649	5,146,415	1,431,135	—	36,564,672

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

8.	Exploration and Evaluation Assets (continued)

Year Ended June 30, 2011	North Shore Property	Duddridge Lake Property	Waterbury Lake Property	Patterson Lake Property	Patterson Lake South Property	Davy Lake Property	Dieter Lake Property	Other Canadian Properties	Peru Properties	Total
	$	$	$	$	$	$	$	$	$	$
Acquisition costs
Balance, beginning of year	460,422	382,245	590,550	149,882	17,620	38,350	619,785	170,054	—	2,428,908
Additions	—	—	6,000,000	—	4,926	—	16,526	107,248	—	6,128,700
Write-down	—	—	—	—	(3,794)	(11,380)	—	(31,004)	—	(46,178)

Balance, end of year	460,422	382,245	6,590,550	149,882	18,752	26,970	636,311	246,298	—	8,511,430

Exploration costs
Balance, beginning of year	4,643,450	1,237,890	14,521,690	3,600,214	110,206	4,103,019	2,188,694	378,436	—	30,783,599

Incurred during the year
Geology mapping/sampling	—	—	12,543	172	15,555	—	292,051	344	20,003	340,668
Geophysics airborne	—	—	8,918	—	218	540	90	225	—	9,991
Geophysics ground	—	—	741,749	218	34,163	20,998	2,905	22,945	—	822,978
Drilling	—	—	3,942,632	8,405	—	399,052	301,318	—	1,881	4,653,288
Land retention and permitting	16,763	1,022	17,883	514	992	5,822	44,372	144,356	30,312	262,036
Reporting	558	55	41,291	110	124	6,932	14,512	1,069	1,297	65,948
Environmental	5	919	23,804	—	—	—	—	—	—	24,728
Safety	—	—	26,196	—	—	—	—	—	—	26,196
Community Relations	—	—	1,625	—	—	—	—	—	16,497	18,122
General	—	—	40,217	6,171	—	—	1,395	—	70,778	118,561
Share-based compensation	7,407	920	339,065	306	1,572	10,554	57,929	23,289	7,177	448,219

Additions	24,733	2,916	5,195,923	15,896	52,624	443,898	714,572	192,228	147,945	6,790,735
Write-down	—	—	—	—	(22,050)	(835,421)	—	(6,695)	(147,945)	(1,012,111)

Balance, end of year	4,668,183	1,240,806	19,717,613	3,616,110	140,780	3,711,496	2,903,266	563,969	—	36,562,223

Cumulative cost recoveries
Balance, beginning of year	(1,538,127)	(1,038,107)	(12,141,297)	(22,384)	(7,795)	(47,047)	(166,893)	(164,354)	—	(15,126,004)
Additions	—	—	(180,530)	(43,281)	(17,600)	—	(13,055)	—	—	(254,466)
Write-down	—	—	—	—	—	—	—	—	—	—

Balance, end of year	(1,538,127)	(1,038,107)	(12,321,827)	(65,665)	(25,395)	(47,047)	(179,948)	(164,354)	—	(15,380,470)

Total costs	3,590,478	584,944	13,986,336	3,700,327	134,137	3,691,419	3,359,629	645,913	—	29,693,183

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

8.	Exploration and Evaluation Assets (continued)

Title to exploration and evaluation interests involves certain inherent risks due to the difficulties of determining the validity of title and/or ownership of claims and exploration and evaluation interests. The Company has investigated title to all of its exploration and evaluation interests, and to the best of its knowledge, title to all of its properties are in good standing.

(a)	North Shore Property, Canada

The Company acquired a 100% interest in a property located in Alberta in fiscal 2008. The property is subject to a 0.75% net smelter returns royalty on certain mineral production and 4% gross overriding royalty on any diamond production from the property.

The Government of Alberta drafted the Lower Athabasca Regional Plan (“LARP”) to conserve land, which has resulted in some of metallic and industrial mineral claims to be under temporary restricted status, which includes some claims held by Fission. On August 22, 2012 the Government of Alberta approved the LARP, and the Company will not be permitted to continue exploration on claims within the zoned land. Accordingly the Company has recorded a write-down of $3,594,513 to the property. The Company will approach the Government of Alberta for compensation of all expenditures incurred plus loss of future opportunities.

(b)	Duddridge Lake Property, Canada

The Company acquired a 100% interest in certain claims located in north-central Saskatchewan in fiscal 2008.

(c)	Waterbury Lake Property, Canada

The Company acquired a 100% interest in certain claims located in Saskatchewan in fiscal 2008. On January 30, 2008, it completed an earn-in agreement on the property with the Korea Waterbury Uranium Limited Partnership (“KWULP”). Under the agreement, the Company granted KWULP the exclusive rights to earn up to a 50% interest in the Waterbury Lake property by funding $14,000,000 of expenditures on or before January 30, 2011. Additionally, the Company retained an overriding royalty interest in the property of 2% of net smelter returns. On April 29, 2010, KWULP had fully funded its $14,000,000 of expenditures and consequently earned a 50% interest in the property.

The earn-in agreement required that on completion of the earn-in period, the joint venture participants agree to form a joint control Limited Partnership to hold the property and on August 16, 2010 the Waterbury Lake Uranium Limited Partnership (“WLULP”) agreement was signed, and now supersedes the original earn-in agreement. WLULP was officially formed December 30, 2010.

The Company had 12 months from the completion of the earn-in agreement during which time it could acquire an additional 10% interest in WLULP for $6,000,000. On April 12, 2011, the Company exercised its back-in option by paying KWULP $6,000,000 and now holds a 60% interest in WLULP. The WLULP agreement also requires that the Company and its partners spend a total of $30,000,000 for exploration and evaluation costs over a three year period in proportion to their interest in WLULP, of which $21,903,339 has been incurred by WLULP as of June 30, 2012. The Company was appointed operator for WLULP and is entitled to a management fee equal to 10% of expenditures for operator services.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

8.	Exploration and Evaluation Assets (continued)

(d)	Patterson Lake Properties, Canada

The Patterson Lake Properties, located in Saskatchewan, comprise both Patterson Lake and Patterson Lake South properties.

(i)	Patterson Lake

The Company acquired a 100% interest in various claims in fiscal 2008. In January 2012 the Company staked one additional claim to pursue exploration at this property.

(ii)	Patterson Lake South

The Company acquired a 100% interest in various claims in fiscal 2008 and, on January 21, 2008, entered into an exploration agreement with ESO Uranium Corporation (“ESO”) to include jointly staked claims on the southern extension of Fission’s 100% owned Patterson Lake claims and ESO’s Hook Lake Property. The joint venture participants share costs in proportion to their interest in the joint venture. This is presently a 50%—50% basis. In November 2011 one additional claim was staked and in December 2011 six claims were staked. During the year ended June 30, 2012, two claims were allowed to lapse. As a result of the two claims lapsing, the Company recorded a $1,976 write-down of acquisition costs and $12,162 write-down of exploration costs.

(e)	Davy Lake Property, Canada

The Company acquired a 100% interest in certain claims located in Saskatchewan in fiscal 2008.

(f)	Dieter Lake Property, Canada

The Company acquired a 100% interest in certain claims located in Quebec during fiscal 2008. In the event a uranium resource of more than 60 million pounds is confirmed at the property, the Company is required to issue 66,667 shares to the vendor. In August 2011, the Company staked one-hundred-seventy-eight claims.

(g)	Other Canadian Properties

(i)	Fort McLeod Property, Canada

The Company staked certain claims in fiscal 2010, however all claims lapsed during the year ended June 30, 2012 and the Company abandoned the property. The Company recorded a 100% write-down of exploration costs totaling $251.

(ii)	Caribou Mountains and Zoo Bay Properties, Canada

On November 30, 2007, the Company acquired a 100% interest in both the Caribou Mountains property in north-central Alberta and the Zoo Bay property in northern Saskatchewan. The Company issued a total of 300,000 common shares for the Caribou Mountains property and 700,000 common shares for the Zoo Bay property, together valued at $620,000.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

8.	Exploration and Evaluation Assets (continued)

(g)	Other Canadian Properties (continued)

(ii)	Caribou Mountains and Zoo Bay Properties, Canada (continued)

As of June 30, 2011, the Company recorded 100% impairment of acquisition costs totalling $211,625 and $434,000, and an impairment of exploration costs totalling $183,893 and $262,179 for the Caribou Mountains property and Zoo Bay property respectively. During the year ended June 30, 2012, the Company abandoned the Caribou Mountains property and recorded a write-down of exploration costs totalling $37.

(iii)	Minor Bay Property, Canada

The Company acquired a 100% interest in the Minor Bay property located in the Athabasca Basin, Saskatchewan in fiscal 2008. In May 2012, the Company staked two additional claims.

(iv)	Torwalt Lake Property, Canada

The Company acquired a 100% interest in the Torwalt Lake property located in the Athabasca Basin, Saskatchewan in fiscal 2008.

(v)	Waterbury Lake North Property, Canada

In July 2009, the Company staked three claims immediately adjacent to the Waterbury Lake property.

(vi)	Waterbury Lake West Property, Canada

In January 2012, the Company staked two claims at this property.

(vii)	Riou Lake Property, Canada

In February 2012, the Company staked 2 claims at Riou Lake Saskatchewan.

(h)	Macusani Properties, Peru

In 2008, the Company acquired a 100% interest in certain properties located in Peru. Ongoing administrative and claim maintenance costs for these properties are expensed during the period in which they are incurred which resulted in a write-down of $288,710 for the year ended June 30, 2012 (June 30, 2011—$140,768).

9.	Accounts payable and accrued liabilities

Maturity dates < 6 months	June 30 2012	June 30 2011	July 1 2010
	$	$	$
Trade payables	1,002,650	1,130,318	590,104
Accrued liabilities	79,726	88,321	36,881
Flow-through share liability	—	—	553,350
Payroll and other payables	143,292	13,792	301,597

	1,225,668	1,232,431	1,481,932

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

10.	Share capital and other capital reserves

The Company is authorized to issue an unlimited number of common shares, without par value.

(a)	Private placements

December 2, 2010

The Company completed a private placement of 8,250,000 common share units at $0.80 per unit and 7,333,700 flow-through common shares at $0.90 per share for aggregate gross proceeds of $13,200,330. Each common share unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at $1.00 for a period of 2 years. A value of $1,518,214 was attributed to the common share warrants based on the Black-Scholes pricing model and has been included in other capital reserves. $160,955 was reclassified from share issuance costs to other capital reserves for the proportionate share of warrants in share units issued. The Company paid agents’ commissions of $792,020 plus $145,500 of expenses and issued 935,022 Broker Warrants with an attributed value of $469,297 based on the Black-Scholes pricing model which was included in other capital reserves. Each Broker Warrant is exercisable into one common share of the Company for a period of 2 years at a price of $1.00 per share with an expiry date of December 2, 2012. The assumptions used in the Black-Scholes pricing model includes a volatility of 125%, risk free interest rate of 1.68%, expected life of 2 years, and a dividend rate of 0%. All warrants vested immediately on the date of grant. A flow-through liability of $440,022 was recognized, which reduced share capital and was taken into income when the renunciation documents were filed.

February 24, 2011

The Company completed a private placement of 9,375,000 common share units at $0.80 per unit for gross proceeds of $7,500,000. Each common share unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at $1.00 for a period of 2 years. A value of $1,773,865 was attributed to the common share warrants based on the Black-Scholes pricing model and has been included in other capital reserves. $293,016 was reclassified from share issuance costs to other capital reserves for the proportionate share of warrants in share units issued. The Company issued 516,465 common shares to finders with a fair value of $593,935, paid $81,541 of expenses and issued 774,696 broker warrants with an attributed value of $552,240 based on the Black-Scholes pricing model which was included in other capital reserves.

Each broker warrant is exercisable into one common share of the Company for a period of 2 years at a price of $1.00 per share with an expiry date of February 24, 2013. The assumptions used in the Black-Scholes pricing model included a volatility of 115%, risk free interest rate of 1.79%, expected life of 2 years, and a dividend rate of 0%. All warrants vested immediately on the date of grant.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

10.	Share capital and other capital reserves (continued)

(a)	Private placements (continued)

November 17, 2011

The Company completed a private placement of 11,800,000 flow-through common shares at $0.85 per share for aggregate gross proceeds of $10,030,000. The Company paid agents’ commissions of $637,915 plus $77,771 of expenses and issued 623,701 non-transferable broker warrants with an attributed value of $364,064 based on the Black-Scholes pricing model which was included in other capital reserves. Each broker warrant is exercisable into one common share of the Company for a period of 2 years at a price of $0.85 per share with an expiry date of November 17, 2013. The assumptions used in the Black-Scholes pricing model includes a volatility of 107%, risk free interest rate of 0.90%, expected life of 2 years, and a dividend rate of 0%. All warrants vested immediately on the date of grant. Since the Company’s share price increased between the date the consideration to be received for the flow through shares was set and the closing date, which was used for the transaction allocation under the residual method, no value was ascribed to the flow through liability.

(b)	Stock options and warrants

The Company has a stock option plan which allows the Board of Directors to grant stock options to employees, directors, officers, and consultants. The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less any applicable discount. The options can be granted for a maximum term of five years and vesting terms are determined by the Board of Directors at the date of grant.

Stock options and share purchase warrants transactions are summarized as follows:

	Stock options		Warrants
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
		$		$
Balance July 1, 2010	4,842,000	0.41	13,043,309	0.63
Granted	4,085,000	0.82	10,522,218	1.00
Exercised	(445,668)	0.57	(4,360,006)	0.41
Expired	(18,916)	—	—	—
Forfeited	(173,916)	0.41	(714,258)	0.45

Outstanding, June 30, 2011	8,288,500	0.61	18,491,263	0.90

Granted	1,480,000	0.80	623,701	0.85
Exercised	(276,000)	0.31	(3,185,855)	0.42
Expired	(198,334)	0.79	—	—
Forfeited	(226,916)	0.79	(4,783,190)	0.99

Outstanding, June 30, 2012	9,067,250	0.64	11,145,919	0.99

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

10.	Share capital and other capital reserves (continued)

(b)	Stock options and warrants (continued)

As at June 30, 2012, incentive stock options and share purchase warrants were outstanding as follows:

Stock Options
Number	Exercise	Number of
outstanding	price	vested options	Expiry date
	$
150,000	0.85	150,000	March 7, 2013
50,000	1.05	50,000	March 31, 2013
430,000	0.20	430,000	November 28, 2013
1,800,000	0.30	1,800,000	January 13, 2014
85,000	0.80	56,667	April 18, 2014
150,000	0.31	150,000	August 6, 2014
82,500	0.80	41,250	August 6, 2014
82,500	0.80	27,500	January 12, 2015
1,217,250	0.55	1,032,750	February 3, 2015
150,000	0.80	127,500	March 24, 2015
3,250,000	0.80	2,708,334	December 30, 2015
450,000	1.00	450,000	January 27, 2016
1,170,000	0.80	373,331	January 12, 2017

9,067,250		7,397,332

Warrants
	Number	Exercise
Date issued	outstanding	price	Expiry date
		$
December 2, 2010	5,060,022	1.00	December 2, 2012
February 24, 2011	5,462,196	1.00	February 24, 2013
November 17, 2011	623,701	0.85	November 17, 2013

	11,145,919

(c)	Share-based compensation

During the year ended June 30, 2012, the Company granted 1,480,000 options (June 30, 2011 – 4,085,000). Pursuant to the granting and vesting of options issued, share-based compensation of $1,012,624 during the year ended June 30, 2012 (June 30, 2011—$1,432,756) was recognized in profit or loss and share-based compensation of $303,174 (June 30, 2011—$448,219) was recognized in exploration and evaluation assets. The total amount was also recorded as other capital reserves on the statement of financial position. All options are recorded at fair value using the Black-Scholes option pricing model.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

10.	Share capital and other capital reserves (continued)

(c)	Share-based compensation (continued)

The following assumptions were used for the valuation of stock options:

	June 30	June 30
	2012	2011
Risk Free Interest Rate	0.98% - 1.30%	1.44% - 2.00%
Expected Life—Years	2.1 - 4.5	1.56 - 3.50
Annualised Volatility	103% - 133%	108% - 143%
Dividend Rate	0%	0%

11.	Supplemental disclosure with respect to cash flows

	June 30	June 30	July 1
	2012	2011	2011
	$	$	$
Cash and cash equivalents
Cash	3,919,759	3,382,767	2,690,291
Redeemable Term Deposits	11,021,000	15,068,704	9,251,038

	14,940,759	18,451,471	11,941,329

There were no cash payments for interest and income taxes during the year ended June 30, 2012 and June 30, 2011. During the year ended June 30, 2012 the Company received $214,807 (June 30, 2011 $83,080) in interest income on its redeemable term deposits.

Significant non-cash transactions for the year ended June 30, 2012 included:

(a)	Incurring exploration and evaluation related expenditures of $746,762 through accounts payable and accrued liabilities;

(b)	Recognizing exploration recoveries of $213,388 through amounts receivable;

(c)	Reclassifying $686,042 from other capital reserves to share capital on exercise of warrants and options;

(d)	Reclassifying $364,064 from share capital to other capital reserves for warrants issued as finders’ fees; and

(e)	Recognizing $303,174 of share-based payments in exploration and evaluation assets.

Significant non-cash transactions for the year ended June 30, 2011 included:

(a)	Incurring exploration and evaluation related expenditures of $805,324 through accounts payable and accrued liabilities;

(b)	Reclassifying $775,447 from other capital reserves to share capital on exercise of warrants and options;

(c)	Reclassifying $3,292,079 from share capital to other capital reserves for warrants included in share units issued;

(d)	Reclassifying $453,971 from share issue costs to other capital reserves for the proportionate share of warrants included in share units issued;

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

11.	Supplemental disclosure with respect to cash flows (continued)

Significant non-cash transactions for the year ended June 30, 2011 included (continued):

(e)	Reclassifying $1,021,537 from other capital reserves to share issue costs for finder’s warrants; and

(f)	Recognizing $448,219 of share based payments in exploration and evaluation assets.

12.	Related party transactions

The Company identified its directors and certain senior management as its key management personnel. The compensation costs for key management personnel are as follows:

	June 30	June 30
	2012	2011
	$	$
Compensation Costs
Wages and consulting fees paid to key management personnel	1,079,550	984,223
Share-based payments for options granted to key management personnel	560,682	930,595

	1,640,232	1,914,818

Other Income
Exploration management fee income from WLULP	417,491	389,936
Exploration rental income from WLULP	20,315	—

	437,806	389,936

Share-based payments represent the fair value calculations of options in accordance with IFRS 2 Share-based Payments granted to key management personnel.

Included in accounts payable at June 30, 2012 is $20,533 (June 30, 2011—$20,533, July 1, 2010—$17,325) for consulting and directors fees owing to officers, and companies controlled by officers. Included in amounts receivable at June 30, 2012 is $182,138 (June 30, 2011—$335,849, July 1, 2010—$nil) due from WLULP and $24,318 (June 30, 2011—$2,238, July 1, 2010—$nil) due from WLUC for funds advanced to vendors on behalf of WLULP and WLUC respectively.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

13.	Income Taxes

A reconciliation of current income taxes at statutory rates (25%) with the period income taxes is as follows:

	June 30	June 30
	2012	2011
	$	$
Loss before income taxes	(8,642,972)	(3,961,995)

Expected income tax recovery	(2,225,565)	(1,089,549)
Impact of reduction in tax rates on deferred income taxes	54,532	(86,883)
Permanent differences	277,653	130,326
Benefits of tax attributes not recognized	118,850	(769,681)
Other	70,687	(319,184)
Flow through shares	1,882,765	2,275,895

Deferred income tax expense	178,922	140,924

The significant components of the Company’s deferred income tax assets are as follows:

	June 30	June 30
	2012	2011
	$	$
Deferred income tax assets (liabilities)
Non-capital losses	2,677,630	1,652,309
Property and equipment	29,956	18,651
Exporation and evaluation assets	(3,189,983)	(2,190,430)
Share issuance costs	482,397	519,470

Net deferred income tax assets (liabilities)	—	—

The Company has available approximately $10,912,000 of non-capital losses which, if unutilized, will expire between 2028 and 2032.

At June 30, 2012, the Company has unrecognized tax attributes aggregating to $136,000, (June 30, 2011—$105,000) as noted below, that are available to offset future taxable income:

	June 30	June 30
	2012	2011
	$	$
Unrecognized deferred tax assets:
Non-capital losses	51,000	33,000
Short-term investments	85,000	72,000

	136,000	105,000

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

14.	Segmented Information

The Company primarily operates in one reportable operating segment, being the exploration and development of exploration and evaluation assets. Long-lived assets by geographic area are as follows:

	June 30, 2012		June 30, 2011		July 1, 2010
	Canada	Peru	Canada	Peru	Canada	Peru
	$	$	$	$	$	$
Property and equipment	208,873	18,194	74,020	23,284	51,975	28,885
Exploration & evaluation	36,564,672	—	29,693,183	—	18,086,503	—

	36,773,545	18,194	29,767,203	23,284	18,138,478	28,885

15.	Contingency

In January 2008, the Company received an invoice in the amount of $182,616 from a Canadian drilling company for services allegedly performed during 2007. The plaintiff has commenced legal proceedings and the Company is defending itself against the action. No amount has been accrued in these financial statements in respect of the claim as the outcome is not determinable at this time. Any costs ultimately assessed against the Company in respect of this claim will be recorded in the period in which the actual determination of the liability, if any, is made.

16.	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue and exploration and development of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing to fund its activities. The capital structure of the Company currently consists of common shares, stock options and share purchase warrants.

Changes in the equity accounts of the Company are disclosed in the statement of shareholders’ equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash, cash equivalents, and short-term investments. The issuance of common shares requires approval of the Board of Directors.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions. The Company anticipates continuing to access equity markets and the use of joint ventures to fund continued exploration and development of its exploration and evaluation assets and the future growth of the business.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

17.	Financial instruments and risk management

International Financial Reporting Standards 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3—inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities. For cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities, carrying value is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments. The fair value of short term investments represents their quoted market price.

Cash and cash equivalents and short-term investments are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded on the statement of comprehensive loss.

The Company’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity and foreign exchange risks. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks since the Company’s management does not believe that the current size, scale and pattern of its operations would warrant such hedging activities.

(a)	Credit risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has procedures in place to minimize its exposure to credit risk. Company management evaluates credit risk on an ongoing basis including counterparty credit rating and activities related to trade and other receivables and other counterparty concentrations as measured by amount and percentage.

The primary sources of credit risk for the Company arise from:

1.	Cash and cash equivalents;

2.	Short-term investments; and

3.	Amounts receivable.

The Company has not had any credit losses in the past, nor does it expect to have any credit losses in the future. At June 30, 2012, the Company has no financial assets that are past due or impaired due to credit risk defaults.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

17.	Financial instruments and risk management (continued)

(a)	Credit risk (continued)

The Company’s maximum exposure to credit risk is as follows:

		June 30	June 30	July 1
	Class Level	2012	2011	2010
		$	$	$
Cash and cash equivalents	1	14,940,759	18,451,471	11,941,329
Short-term investments	1	30,956	138,000	198,000
Amounts receivable	N/A	731,101	861,042	71,007

		15,702,816	19,450,513	12,210,336

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they fall due. The Company’s financial liabilities are comprised of accounts payable and accrued liabilities. The Company frequently assesses its liquidity position by reviewing the timing of amounts due and the Company’s current cash flow position to meet its obligations. The Company manages its liquidity risk by maintaining sufficient cash and cash equivalents and short-term investment balances to meet its anticipated operational needs.

The Company’s financial liabilities, consisting of accounts payable and accrued liabilities, arose as a result of exploration and development of its exploration and evaluation interests and other corporate expenses. Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities.

	Maturity	June 30	June 30	July 1
	Dates	2012	2011	2010
		$	$	$
Accounts payable and accrued liabilities	< 6 months	1,225,668	1,232,431	1,481,932

(c)	Market risk

Market risk is the risk that the fair value for assets classified as held-for-trading and available-for-sale or future cash flows for assets or liabilities considered to be held-to maturity, other financial liabilities and loans or receivables of a financial instrument will fluctuate because of changes in market conditions. The Company evaluates market risk on an ongoing basis and has established policies and procedures for mitigating its exposure to foreign exchange fluctuations. The Company is not exposed to interest rate risk, as it does not hold debt balances and is not charged interest on its accounts payable balances.

(d)	Foreign exchange risk

The Company has foreign subsidiaries and therefore foreign exchange risk exposures arise from transactions denominated in foreign currencies. Although the functional currency of the Company is Canadian dollars, the Company also conducts business in US Dollars (“USD”) and Peruvian New Soles (“PEN”). The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

17.	Financial instruments and risk management (continued)

(d)	Foreign exchange risk (continued)

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. However, although the Company’s costs are incurred primarily in Canadian dollars, any change in the value of PEN and USD against the Canadian dollar can affect the costs of operations and capital expenditures. The Company maintains its cash balances in Canadian dollars and exchanges currency to meet its PEN and USD obligations on an as needed basis, thereby reducing the exchange risk on cash balances.

The Company is exposed to currency risk through the following Canadian dollar equivalent of financial assets and liabilities denominated in currencies other than Canadian dollars:

	June 30, 2012		June 30, 2011		July 1, 2010
	PEN	USD	PEN	USD	PEN	USD
Cash and cash equivalents	3,719	10,995	4,171	16,450	3,868	15,738
Accounts payable and accrued liabilities	—	(41,737)	—	(4,983)	—	(1,305)

	3,719	(30,742)	4,171	11,467	3,868	14,433

Based on the above net exposures at June 30, 2012, a 10% change in USD against the Canadian dollar would result in a $1,099 (June 30, 2011—$1,147, July 1, 2010—$1,443) change in the Company’s net income or loss; similarly a 10% change in the PEN against the Canadian dollar would result in a $372 (June 30, 2011—$417, July 1, 2010—$387) change in the Company’s net income or loss.

18.	Subsequent Events

Subsequent to June 30, 2012:

(a)	On July 5, 2012, the Company completed an Arrangement Agreement to acquire all of the issued and outstanding shares of Pitchstone Exploration Ltd. (“Pitchstone”). Based on 45,208,185 Pitchstone shares outstanding, the Company issued 9,697,159 (ratio of 0.2145) of their Common Shares to complete the transaction, representing approximately 8.4% of the Company’s issued and outstanding Common shares. The 3,825,000 Pitchstone options are exercisable into 820,463 Common Shares of the Company with exercise prices ranging from $0.70 to $2.00. The 2,878,490 Pitchstone warrants are exercisable into 617,436 Common Shares of the Company with exercise prices ranging from $0.65 to $1.17.

Pitchstone is a uranium exploration company operating in three districts in Canada and Namibia. The property portfolio features 13 projects in the eastern Athabasca Basin, Saskatchewan, five of which are 100% owned. In addition, there are two joint venture projects in Namibia and several joint venture projects in the Hornby Bay Basin, Nunavut.

Fission Energy Corp.

Notes to the consolidated financial statements

For the year ended June 30, 2012

(Expressed in Canadian dollars)

18.	Subsequent Events (continued)

(a)	As Pitchstone is in the early stage of exploration and does not yet have any processes or outputs, the acquisition will be accounted for as a purchase of assets. The difference between the purchase consideration and the adjusted book values of Pitchstone’s assets and liabilities will be assigned to “Exploration and evaluation assets”. The purchase price of the acquisition will consist of the fair value of the Company’s Common Shares, based on the issuance of 9,697,159 Common shares at $0.445 per share for consideration of $4,315,236, the fair value of stock options and warrants and certain other transaction costs.

(b)	70,000 stock options were expired/forfeited.

Consolidated Financial Statements

Fission Energy Corp.

June 30, 2011

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Fission Energy Corp.

We have audited the accompanying consolidated financial statements of Fission Energy Corp., which comprise the consolidated balance sheets as at June 30, 2011 and 2010, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Fission Energy Corp. as at June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada,
October 27, 2011.	Chartered Accountants

Fission Energy Corp.

Consolidated Financial Statements

June 30, 2011

Fission Energy Corp.

Consolidated balance sheets

	June 30	June 30
	2011	2010
	$	$
Assets
Current assets
Cash and cash equivalents	18,451,471	11,941,329
Short-term investments (Note 3)	138,000	198,000
Amounts receivable	861,042	71,007
Prepaid expenses	102,359	22,765

	19,552,872	12,233,101
Property and equipment (Note 4)	97,304	80,860
Mineral property interests (Note 5)	31,252,141	18,086,503

	50,902,317	30,400,464

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,232,431	928,582

	1,232,431	928,582
Future income tax liability (Note 9)	1,966,870	—

	3,199,301	928,582

Shareholders’ equity
Capital stock (Note 6)	55,947,836	39,191,229
Contributed surplus (Note 6)	9,431,162	4,729,559
Deficit	(17,675,982)	(14,448,906)

	47,703,016	29,471,882

	50,902,317	30,400,464

Commitments (Note 5(c))

Contingency (Note 11)

Subsequent Events (Note 14)

On Behalf of the Board:

“Frank Estergaard”

Director

“Dev Randhawa”

Director

See accompanying notes to the consolidated financial statements.

Fission Energy Corp.

Consolidated statements of operations and comprehensive loss

	Year Ended	Year Ended
	June 30	June 30
	2011	2010
	$	$
Expenses
Advertising and promotion	2,491	4,760
Amortization	29,652	29,079
Business development	398,353	125,244
Consulting and directors fees	778,572	552,115
Flow-through share tax	26,057	8,630
Insurance	31,983	36,204
Office and miscellaneous	145,493	142,801
Professional fees	196,743	162,519
Regulatory fees	55,927	9,620
Rent	71,367	74,672
Public relations and communications	381,568	45,958
Stock-based compensation (Note 6 (c))	1,617,405	423,249
Telephone	38,699	42,416
Trade shows and conferences	291,187	107,074
Transfer agent	36,697	18,933
Travel	18,349	16,285
Wages and benefits	460,623	262,556

	4,581,166	2,062,115

Loss before other items	(4,581,166)	(2,062,115)

Other items - income/(expense)
Exploration management fee income (Note 5 (c))	389,936	436,362
Interest and miscellaneous income	178,421	39,803
Foreign exchange loss	(8,918)	(5,588)
Unrealized gain (loss) on investments (note 3)	(60,000)	166,000
Mineral property write-down (Note 5)	(1,051,112)	(1,871,757)

	(551,673)	(1,235,180)

Loss before income taxes	(5,132,839)	(3,297,295)
Future income tax recovery (Note 9)	1,905,763	456,806

Net loss and comprehensive loss for the year	(3,227,076)	(2,840,489)

Basic loss per common share	(0.04)	(0.05)

Weighted average number of common shares outstanding	83,138,666	58,214,854

See accompanying notes to the consolidated financial statements.

Fission Energy Corp.

Consolidated statements of shareholders’ equity

Year ended June 30, 2011

	Common shares		Contributed		Total shareholders’
	Shares	Amount	surplus	(Deficit)	equity
		$	$	$	$
Balance, June 30, 2009	49,011,094	30,118,735	2,396,412	(11,608,417)	20,906,730
Common share units and flow-through common shares issued for cash (Note 6 (a))	17,041,712	8,742,676	2,390,624	—	11,133,300
Share issue costs	—	(998,337)	89,779	—	(908,558)
Income tax benefits renounced to shareholders of flow-through shares	—	(456,806)	—	—	(456,806)
Exercise of Stock Options/Warrants	3,216,305	1,784,961	(570,505)	—	1,214,456
Stock-based compensation	—	—	423,249	—	423,249
Net loss and comprehensive loss	—	—	—	(2,840,489)	(2,840,489)

Balance, June 30, 2010	69,269,111	39,191,229	4,729,559	(14,448,906)	29,471,882
Common share units and flow-through common shares issued for cash (Note 6 (a))	24,958,700	18,002,186	3,292,079	—	21,294,265
Share issue costs	516,465	(1,777,350)	567,566	—	(1,209,784)
Income tax benefits renounced to shareholders of flow-through shares	—	(2,275,895)	—	—	(2,275,895)
Exercise of Stock Options/Warrants	4,805,674	2,807,666	(775,447)	—	2,032,219
Stock-based compensation (Note 6 (c))	—	—	1,617,405	—	1,617,405
Net loss and comprehensive loss	—	—	—	(3,227,076)	(3,227,076)

Balance, June 30, 2011	99,549,950	55,947,836	9,431,162	(17,675,982)	47,703,016

See accompanying notes to the consolidated financial statements.

Fission Energy Corp.

Consolidated statements of cash flows

	Year Ended June 30 2011	Year Ended June 30 2010
	$	$
Operating activities
Net loss and comprehensive loss	(3,227,076)	(2,840,489)
Items not involving cash:
Amortization	29,652	29,079
Future income tax recovery	(1,905,763)	(456,806)
Unrealized (gain) loss on investments	60,000	(166,000)
Stock-based compensation	1,617,405	423,249
Write-down of mineral properties	1,051,112	1,871,757

	(2,374,670)	(1,139,210)
Change in non-cash working capital
(Increase) decrease in amounts receivable	(790,035)	14,013
(Increase) decrease in prepaid expenses	(79,594)	355,265
Decrease in accounts payable and accrued liabilities	(10,574)	(396,989)

	(3,254,873)	(1,166,921)

Investing activities
Property and equipment additions	(46,096)	(26,118)
Mineral property additions	(11,902,327)	(5,959,100)
Mineral property cost recoveries	—	4,929,973

	(11,948,423)	(1,055,245)

Financing activities
Proceeds from issuance of common share units and flow-through common shares net of share issuance costs	19,681,219	10,224,742
Proceeds from exercise of options/warrants	2,032,219	1,214,456

	21,713,438	11,439,198

Increase in cash and cash equivalents during the year	6,510,142	9,217,032
Cash and cash equivalents, Beginning of year	11,941,329	2,724,297

Cash and cash equivalents, end of year	18,451,471	11,941,329

Supplemental disclosure with respect to cash flows (Note 7)

See accompanying notes to the consolidated financial statements.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

1.	Nature and continuance of operations

Fission Energy Corp. (“Fission” or the “Company”) was formed on July 17, 2007 under the laws of the Canada Business Corporations Act as a result of a plan of arrangement undertaken to reorganize Strathmore Minerals Corp. (“Strathmore”). The Company’s principal business activity is the acquisition and exploration of mineral property interests. To date, the Company has not generated significant revenues from operations and is considered to be in the exploration stage.

The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for the mineral properties, including acquisition costs and related exploration costs, is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Continued operations of the Company are dependent on its ability to develop its mineral properties, receive continued financial support, complete equity financings, or generate profitable operations in the future. The financial statements do not include any adjustments to assets and liabilities should the Company be unable to continue as a going concern. Management has carried out an assessment of the going concern assumption and has concluded that the Company has sufficient cash and cash equivalents and short-term investments (as well as no debt obligations outside of normal course accounts payable and accrued liabilities) to continue operating at current levels for the ensuing twelve months.

2.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian GAAP and reflect the following policies:

(a)	Principles of consolidation

These consolidated financial statements include the accounts of Fission Energy Corp., its wholly owned subsidiaries and its proportionate interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”) as per the following table:

	Ownership Interest	Basis of Presentation
As at June 30, 2011
Fission Energy Peru S.A.C	100%	Consolidated
Minera Peruran S.A.C	100%	Consolidated
Waterbury Lake Uranium Corporation	60.00%	Proportionately consolidated
Waterbury Lake Uranium Limited Partnership	59.99%	Proportionately consolidated

Intercompany transactions and resulting balances with the Company’s wholly owned subsidiaries and WLUC and WLULP have been eliminated to the extent of the Company’s interests.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

2.	Significant accounting policies (continued)

(b)	Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Significant accounts that require estimates relate to the possible impairment of property and equipment and mineral property interests, the useful life of property and equipment, valuation allowances for future income taxes, valuation of investments, valuation of stock-based compensation and warrants in private placements and valuation of asset retirement obligations.

(c)	Investment in joint ventures

The Company conducts a portion of its business through joint ventures under which the joint venture participants are bound by contractual agreements establishing joint control over the joint ventures. The Company records its proportionate share of assets, liabilities, revenues and expenses of the joint ventures.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash and those short-term money market instruments that are readily convertible to cash with an original term less than 90 days. Cash and cash equivalents are recorded at fair value.

(e)	Short-term investments

Short-term investments were designated by the Company on initial recognition as held-for-trading and are measured at fair market value. Gains and losses are recognized in the consolidated statements of operations and comprehensive loss (“statement of operations”).

(f)	Property and equipment

Property and equipment is recorded at cost and amortization is calculated using the straight-line method, at the following annual rates:

• Geological equipment	20%
• Office equipment	20%
• Computer equipment	30%
• Computer software	50%
• Vehicles	30%
• Building	4%

(g)	Mineral property interests

Mineral property interests are comprised of both acquisition costs and deferred exploration costs. The Company records both acquisition costs, which consist of the right to explore for mineral deposits, and deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

2.	Significant accounting policies (continued)

(g)	Mineral property interests (continued)

All direct and indirect costs relating to the acquisition and exploration of mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, disposed of through sale or where management has determined there is impairment. If a mineral property interest is abandoned, both acquisition costs and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, mineral property interests are reviewed on a property-by-property basis to consider if there is any impairment. The Company’s determination for impairment is based on:

(i)	whether the exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued;

(ii)	whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; and

(iii)	whether remaining claim tenure terms are insufficient to conduct necessary studies or exploration work.

As at June 30, 2011, the Company believes that sufficient impairment charges relating to acquisition costs and deferred exploration costs have been recorded. The recorded value of acquisition and deferred exploration costs are based on cash paid and share considerations issued. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

(h)	Foreign currency translation

The Company’s wholly owned subsidiaries are integrated foreign operations. Their currencies are translated into the Canadian dollar equivalent using the temporal method. Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at rates approximating those in effect at the time of the transaction. Exchange gains and losses arising on translation are included in the statement of operations.

(i)	Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The Company records a future income tax liability and a reduction in capital stock for the estimated tax benefits transferred to shareholders.

When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of income taxes in the statement of operations.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

2.	Significant accounting policies (continued)

(j)	Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. The Company currently does not have any asset retirement obligations.

(k)	Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock. Any consideration paid by the option holders to purchase shares is credited to capital stock.

(l)	Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(m)	Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options and warrants, with the average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

(n)	Financial instruments

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value at the date of acquisition. Subsequent measurement and accounting for changes in fair value will depend on the initial classification, as follows:

(i)	held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income (loss);

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

2.	Significant accounting policies (continued)

(n)	Financial instruments (continued)

(ii)	available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income (loss); and

(iii)	loans and receivables, held-to-maturity investments and other financial liabilities, are measured at amortized cost.

The Company designated its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. For the years ended June 30, 2011 and June 30, 2010, the Company had neither available-for-sale, nor held-to-maturity instruments.

Transaction costs directly attributed to the acquisition or issue of financial instruments are recognized in net income (loss) in the year incurred.

The classification of fair value measurements is based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The level within which the fair value measurement is categorized is based upon the lowest level of input that is significant to the measurement. Level inputs are as follows:

•	Level 1: quoted prices in active markets

•	Level 2: valuation methods that use observable inputs

•	Level 3: valuation methods that use unobservable inputs

(o)	Accounting policies implemented effective July 1, 2010

CICA Sections 1582, 1601, 1602 Business Combinations, Consolidations, and Non-Controlling Interests

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-Controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 – Business Combinations (“Section 1581”) and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after the beginning of the first annual reporting period after January 1, 2011. Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. Section 1582 establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. Section 1601 carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company has early adopted all three sections effective July 1, 2010. There was no impact to the Company’s consolidated financial statements from adopting these standards.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

2.	Significant accounting policies (continued)

(p)	Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to IFRS for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements are prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a June 30 year end, the first audited annual financial statements under IFRS will be for the year ending June 30, 2012 with comparative financial information for the year ending June 30, 2011 and the opening balance sheet as at July 1, 2010. The first unaudited interim financial statements under IFRS will be prepared for the quarter ended September 30, 2011 with comparative financial information for the quarter ended September 30, 2010 and comparative balance sheets as at June 30, 2011 and July 1, 2010.

In preparation for the changeover from Canadian GAAP to IFRS, a planning process was initiated in 2008. The conversion to IFRS will impact the Company’s financial reporting systems and changes will be required to various areas including information technology and data systems, internal controls over financial reporting, disclosure requirements, and other business activities such as compensation programs and contractual arrangements.

3.	Short-term investments

Short–term investments are recorded at fair value and are comprised of the following:

	Fair Market Value
		Number of Shares	June 30 2011	June 30 2010
			$	$
Common Shares of Tribune Minerals Corp. (Note 5(a))	(a)	30,000	42,000	18,000
Common Shares of Great Bear Resources Ltd. (Note 5(b))	(a)	400,000	96,000	180,000
Common Shares of Iron Tank Resources Corp.	(a)	8,888	—	—

			138,000	198,000

(a)	The Company has determined the fair value of its investments based on the level 1 quoted market prices at June 30, 2011 and 2010. Subsequent to year end, Tribune Minerals Corp. changed its name to Stratton Resources Inc. and the Stratton shareholders approved 2:1 split of the outstanding common shares. As at October 13, 2011, the Company holds 60,000 shares of Stratton Resources Inc.
(b)	During the year ending June 30, 2011, Mountain Gold Resources Ltd. (“Mountain Gold”) changed its name to Iron Tank Resources Corp. (“Iron Tank”). The Iron Tank shares are currently not trading and have been given no value. These shares were acquired through a plan of arrangement dated May 31, 2010 between Great Bear Resources Ltd. (“Great Bear”) and Mountain Gold whereby each Great Bear shareholder received one-third of a common share of Mountain Gold while retaining the same amount of Great Bear shares.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

4.	Property and equipment

	June 30, 2011
	Cost	Accumulated amortization	Net book value
	$	$	$
Geological equipment	63,857	48,749	15,108
Office equipment	26,480	17,140	9,340
Computer equipment	39,389	22,970	16,419
Computer software	13,723	4,869	8,854
Vehicles	30,781	770	30,011
Building	20,190	2,618	17,572

	194,420	97,116	97,304

	June 30, 2010
	Cost	Accumulated amortization	Net book value
	$	$	$
Geological equipment	63,857	35,969	27,888
Office equipment	26,480	11,836	14,644
Computer equipment	33,313	13,361	19,952
Computer software	4,484	4,484	—
Building	20,190	1,814	18,376

	148,324	67,464	80,860

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

5.	Mineral Property Interests

Year Ended June 30, 2011	North Shore Properties	Duddridge Lake Property	Waterbury Lake Property	Patterson Lake Property	Patterson Lake South Property	Davy Lake Property	Dieter Lake Property	Other Canadian Properties	Peru Property	Total
	$	$	$	$	$	$	$	$	$	$
Acquisition costs
Balance, beginning of year	460,422	382,245	590,550	149,882	17,620	38,350	619,785	170,054	—	2,428,908
Additions	—	—	6,000,000	—	4,926	—	16,526	107,248	—	6,128,700
Future income tax gross up	—	—	2,000,000	—	—	—	—	—	—	2,000,000
Write-down	—	—	—	—	(3,794)	(11,380)	—	(31,004)	—	(46,178)

Balance, end of year	460,422	382,245	8,590,550	149,882	18,752	26,970	636,311	246,298	—	10,511,430

Exploration costs
Balance, beginning of year	4,643,450	1,237,890	14,521,690	3,600,214	110,206	4,103,019	2,188,694	378,436	—	30,783,599

Incurred during the year
Geology mapping/sampling	—	—	12,543	172	15,555	—	292,051	344	20,003	340,668
Geophysics airborne	—	—	8,918	—	218	540	90	225	—	9,991
Geophysics ground	—	—	741,749	218	34,163	20,998	2,905	22,945	—	822,978
Drilling	—	—	3,942,632	8,405	—	399,052	301,318	—	1,881	4,653,288
Land retention and permitting	16,763	1,022	17,883	514	992	5,822	44,372	144,356	30,312	262,036
Reporting	558	55	41,291	110	124	6,932	14,512	1,069	1,297	65,948
Environmental	5	919	23,804	—	—	—	—	—	—	24,728
Safety	—	—	26,196	—	—	—	—	—	—	26,196
Community Relations	—	—	1,625	—	—	—	—	—	16,497	18,122
General	—	—	40,217	6,171	—	—	1,395	—	70,778	118,561

Additions	17,326	1,996	4,856,858	15,590	51,052	433,344	656,643	168,939	140,768	6,342,516
Write-down	—	—	—	—	(22,050)	(835,421)	—	(6,695)	(140,768)	(1,004,934)

Balance, end of year	4,660,776	1,239,886	19,378,548	3,615,804	139,208	3,700,942	2,845,337	540,680	—	36,121,181

Cumulative cost recoveries
Balance, beginning of year	(1,538,127)	(1,038,107)	(12,141,297)	(22,384)	(7,795)	(47,047)	(166,893)	(164,354)		(15,126,004)
Additions	—	—	(180,530)	(43,281)	(17,600)	—	(13,055)	—	—	(254,466)

Balance, end of year	(1,538,127)	(1,038,107)	(12,321,827)	(65,665)	(25,395)	(47,047)	(179,948)	(164,354)	—	(15,380,470)

Total costs	3,583,071	584,024	15,647,271	3,700,021	132,565	3,680,865	3,301,700	622,624	—	31,252,141

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

5.	Mineral Property Interests (continued)

Year Ended June 30, 2010	North Shore Properties	Duddridge Lake Property	Waterbury Lake Property	Patterson Lake Property	Patterson Lake South Property	Davy Lake Property	Dieter Lake Property	Other Canadian Properties	Peru Property	Total
	$	$	$	$	$	$	$	$	$	$
Acquisition costs
Balance, beginning of year	460,422	382,245	467,801	149,882	12,620	38,350	619,785	544,579	—	2,675,684
Additions	—	—	122,749		5,000	—	—	74,289	—	202,038
Write-down	—	—	—	—	—	—	—	(448,814)	—	(448,814)

Balance, end of year	460,422	382,245	590,550	149,882	17,620	38,350	619,785	170,054	—	2,428,908

Exploration costs
Balance, beginning of year	4,592,826	1,223,166	10,067,757	3,541,411	16,317	4,224,602	2,073,654	611,518	—	26,351,251

Incurred during the year
Geology mapping/sampling	175	1,035	31,244	2,700	16,217	7,901	6,493	5,725	9,473	80,963
Geophysics airborne	—	80	382,780	1,263	62,322	348,358	1,965	13,319	—	810,087
Geophysics ground	—	—	558,084	4,288	900	15,942	2,630	480	—	582,324
Drilling	47,065	8,430	3,386,008	913	138	496,679	50,218	504	400	3,990,355
Land retention and permitting	1,617	3,899	39,463	48,725	5,425	19,922	40,585	26,977	21,858	208,471
Reporting	1,767	185	12,670	383	8,887	6,147	13,135	9,340	32	52,546
Environmental	—	1,095	3,140	—	—	—	—	—	—	4,235
Safety	—	—	11,494	—	—	331	—	—	—	11,825
Community Relations	—	—	7,658	—	—	—	—	—	14,318	21,976
General	—	—	21,392	531	—	—	14	—	70,572	92,509

Additions	50,624	14,724	4,453,933	58,803	93,889	895,280	115,040	56,345	116,653	5,855,291
Write-down	—	—	—	—	—	(1,016,863)	—	(289,427)	(116,653)	(1,422,943)

Balance, end of year	4,643,450	1,237,890	14,521,690	3,600,214	110,206	4,103,019	2,188,694	378,436	—	30,783,599

Cumulative cost recoveries
Balance, beginning of year	(1,538,127)	(1,038,107)	(8,069,735)	(22,384)	(1,259)	—	(98,064)	(164,354)	—	(10,932,030)
Additions	—	—	(4,071,562)		(6,536)	(47,047)	(68,829)	—	—	(4,193,974)

Balance, end of year	(1,538,127)	(1,038,107)	(12,141,297)	(22,384)	(7,795)	(47,047)	(166,893)	(164,354)	—	(15,126,004)

Total costs	3,565,745	582,028	2,970,943	3,727,712	120,031	4,094,322	2,641,586	384,136	—	18,086,503

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

5.	Mineral Property Interests (continued)

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of title and/or ownership of claims and mineral property interests. The Company has investigated title to all of its mineral property interests, and to the best of its knowledge, title to all of its properties are in good standing.

The Company assesses the carrying value of mineral properties and related exploration expenditures at least annually for potential indicators of impairment and best estimates of likely course of action by the Company. The fair values were determined using a variety of valuation methods, the selection of which was based on which was considered most applicable to each property. The assessment of the carrying value and determination of these fair values is subject to significant measurement uncertainty and further material write-downs of these assets could occur if actual results differed from the estimates and assumptions used and/or if alternative valuation methods were applied.

(a)	North Shore Property, Canada

The Company acquired a 100% interest in a property located in Alberta in fiscal 2008. The property is subject to a 0.75% net smelter returns royalty on certain mineral production and 4% gross overriding royalty on any diamond production from the property.

In July 2007, the Company completed an option agreement with Tribune Minerals Corp. (“Tribune”) under which Tribune issued 600,000 common shares to the Company for the right to acquire an interest in the property. The shares were rolled back to 30,000 on a 20:1 basis in July 2009. On August 18, 2008, Tribune terminated its option agreement on the North Shore Property.

The Government of Alberta drafted the Lower Athabasca Regional Plan (“LARP”) to conserve land, which has resulted in some of metallic and industrial mineral claims to be under temporary restricted status, which includes some claims in Fission. If the LARP is enacted, the Government of Alberta may cancel any claims within the zones and the Company will not be permitted to continue exploration on these claims. In the event the claims are cancelled, the Company will approach the Government of Alberta for compensation of all expenditures incurred plus loss of future opportunities.

(b)	Duddridge Lake Property, Canada

The Company acquired a 100% interest in certain claims located in north-central Saskatchewan in fiscal 2008.

On July 17, 2007, the Company completed an option agreement with Great Bear Uranium Corp. (now called Great Bear Resources Ltd.) or “Great Bear”, under which the Company received $400,000 cash and 400,000 common shares of Great Bear in exchange for the rights for Great Bear to earn up to a 60% undivided interest in the Duddridge Lake property. On April 9, 2010 Great Bear terminated the option agreement.

(c)	Waterbury Lake Property, Canada

The Company acquired a 100% interest in certain claims located in Saskatchewan in fiscal 2008. On January 30, 2008, it completed an earn-in agreement on the property with the Korea Waterbury Uranium Limited Partnership (“KWULP”). Under the agreement, the Company granted KWULP the exclusive rights to earn up to a 50% interest in the Waterbury Lake property by funding $14,000,000 of expenditures on or before January 30, 2011. Additionally, the Company retained an overriding royalty interest in the property of 2% of net smelter returns. On April 29, 2010, KWULP had fully funded its $14 million of expenditures and consequently earned a 50% interest in the property.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

5.	Mineral Property interests (continued)

(c)	Waterbury Lake Property, Canada (continued)

The earn-in agreement required that on completion of the earn-in period, the joint venture parties agree to form a joint control Limited Partnership to hold the property and on August 16, 2010 the Waterbury Lake Uranium Limited Partnership (“WLULP”) agreement was signed, and now supersedes the original earn-in agreement. WLULP was officially formed December 30, 2010. The Company had 12 months from the completion of the earn-in agreement during which time it could acquire an additional 10% interest in WLULP for $6,000,000. On April 12, 2011, the Company exercised its back-in option by paying KWULP $6,000,000 and now holds a 60% interest in WLULP. An additional $2,000,000 was recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis. The WLULP agreement requires that the Company and its partners spend a total of $30 million for exploration and evaluation costs over the next three years in proportion to their interest in WLULP, of which $10,422,350 has been incurred by WLULP as of June 30, 2011. The Company was appointed operator for WLULP and is entitled to a management fee equal to 10% of expenditures for operator services.

(d)	Patterson Lake Properties, Canada

The Patterson Lake Properties, located in Saskatchewan, comprise both Patterson Lake and Patterson Lake South properties.

(i)	Patterson Lake

Patterson Lake was acquired by staking in 2004.

(ii)	Patterson Lake South

The Company acquired a 100% interest in various claims in fiscal 2008 and, on the January 21, 2008, entered into an exploration agreement with ESO Uranium Corporation (“ESO”) to include jointly staked claims on the southern extension of Fission’s 100% owned Patterson Lake claims and ESO’s Hook Lake Property. The joint venture participants share costs in proportion to their interest in the joint venture. This is presently a 50%—50% basis. In fiscal 2011 4 claims were staked and 4 claims were allowed to lapse. As a result of the 4 claims lapsing the company recorded a $3,794 impairment of acquisition costs and $22,050 impairment of exploration costs.

(e)	Davy Lake Property, Canada

The Company acquired a 100% interest in certain claims located in Saskatchewan in fiscal 2008. On June 30, 2010, the Company recorded a $1,016,863 write-down of exploration costs, and on June 30, 2011 recorded an additional $11,380 impairment of acquisition costs and $835,421 of exploration costs. These write-downs resulted from dropping interest in certain claims.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

5.	Mineral Property interests (continued)

(f)	Dieter Lake Property, Canada

The Company acquired a 100% interest in certain claims located in Quebec during fiscal 2008. In the event a uranium resource of more than 60 million pounds is confirmed at the property, the Company is required to issue 66,667 shares to the vendor.

(g)	Other Canadian Properties

(i)	Fort McLeod Property, Canada

The Company acquired a 100% interest in certain claims located in Alberta in fiscal 2008 and recorded a 100% impairment during fiscal 2009. The Company staked additional ground in fiscal 2010.

At June 30, 2011, due to results to date, the Company recorded a 100% impairment of acquisition and exploration costs.

(ii)	Caribou Mountains and Zoo Bay Properties, Canada

On November 30, 2007, the Company acquired a 100% interest in both the Caribou Mountains property in north-central Alberta and the Zoo Bay property in northern Saskatchewan. The Company issued a total of 700,000 common shares for the Caribou Mountains property and 300,000 common shares for the Zoo Bay property, together valued at $620,000.

As of June 30, 2011, the Company recorded a 100% impairment of acquisition and exploration costs for the Caribou Mountains property. At June 30, 2010 the Company recorded a 100% impairment of acquisition and exploration costs for the Zoo Bay property. No additional impairments were recorded for the Zoo Bay property in the year ending June 30, 2011.

(iii)	Minor Bay Property, Canada

The Company acquired a 100% interest in the Minor Bay property located in the Athabasca Basin, Saskatchewan in fiscal 2008.

(iv)	Torwalt Lake Property, Canada

The Company acquired a 100% interest in the Torwalt Lake property located in the Athabasca Basin, Saskatchewan in fiscal 2008.

On December 17, 2007, the Company completed an option agreement with Hillcrest Resources Ltd. (“Hillcrest”) to explore and develop Fission’s Torwalt Lake Property under which Fission granted Hillcrest the exclusive right to earn-in a 60% undivided interest in the property. Hillcrest did not meet the minimum expenditure requirement and the agreement was terminated on January 8, 2010.

(v)	Waterbury Lake North Property, Canada

In July 2009, the Company staked claims immediately adjacent to the Waterbury Lake property.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

5.	Mineral Property interests (continued)

(h)	Macusani Property, Peru

In 2008, the Company acquired a 100% interest in certain properties located in Peru. Ongoing administrative and claim maintenance costs for this property are expensed during the period in which they are incurred which resulted in a write-down of $116,653 for the year ended June 30, 2010 and a write-down of $140,768 for the year ended June 30, 2011.

6.	Capital stock and contributed surplus

The Company is authorized to issue an unlimited number of common shares, without par value.

(a)	Private Placements

On July, 21, 2009, the Company completed a non-brokered private placement of common and flow-through units. The Company issued 3,702,000 common share units at a price of $0.30 per unit and 2,320,712 flow-through common share units at a price of $0.35 per unit for aggregate gross proceeds of $1,922,850. Each common share unit consists of one common share and one common share purchase warrant. Each whole warrant is exercisable into one common share at $0.40 for a period of 2 years. A value of $445,311 was attributed to the non flow-through warrants based on the Black-Scholes pricing model and has been included in contributed surplus. Each flow-through share unit consists of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable into one common share at $0.45 for a period of 2 years. A value of $205,293 was attributed to the flow-through warrants based on the Black-Scholes pricing model and has been included in contributed surplus. A total of $97,908 was reclassified from share issuance costs to contributed surplus for the proportionate share of warrants in share units issued. The Company paid agents’ commissions of $146,628 plus $38,145 of expenses and issued 457,817 Broker Warrants with an attributed value of $104,467 based on the Black-Scholes pricing model which was included in contributed surplus. Each Broker Warrant is exercisable into one common share for a period of 2 years at $0.30 per share. The assumptions used in the Black-Scholes pricing model included a volatility of 151%, risk free interest rate of 1.19%, expected life of 2 years, and a dividend rate of 0%. All warrants vested immediately on the date of grant.

On April 7, 2010, the Company completed a private placement of 8,384,000 common share units at $0.80 per unit and 2,635,000 flow-through common shares at $0.95 per share for aggregate gross proceeds of $9,210,450. Each common share unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at $1.00 for a period of 2 years. A value of $1,740,020 was attributed to the common share warrants based on the Black-Scholes pricing model and has been included in contributed surplus. $201,354 was reclassified from share issuance costs to contributed surplus for the proportionate share of warrants in share units issued. The Company paid agents’ commissions of $551,667 plus $172,118 of expenses and issued 659,940 Broker Warrants with an attributed value of $342,145 based on the Black-Scholes pricing model which was included in contributed surplus. Each Broker Warrant is exercisable into one common share of the Corporation for a period of 2 years at a price of $1.00 per share with an expiry date of April 7, 2012. The assumptions used in the Black-Scholes pricing model included a volatility of 158%, risk free interest rate of 1.78%, expected life of 2 years, and a dividend rate of 0%. All warrants vested immediately on the date of grant.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

6.	Capital stock and contributed surplus (continued)

(a)	Private Placements (continued)

On December 2, 2010, the Company completed a private placement of 8,250,000 common share units at $0.80 per unit and 7,333,700 flow-through common shares at $0.90 per share for aggregate gross proceeds of $13,200,330. Each common share unit consists of one common share and one half one share purchase warrant. Each whole warrant is exercisable into one common share at $1.00 for a period of 2 years. A value of $1,518,214 was attributed to the common share warrants based on the Black-Scholes pricing model and has been included in contributed surplus. $160,955 was reclassified from share issuance costs to contributed surplus for the proportionate share of warrants in share units issued. The company paid agents’ commissions of $792,020 plus $145,500 of expenses and issued 935,022 Broker Warrants with an attributed value of $469,297 based on the Black-Scholes pricing model which was included in contributed surplus. Each Broker Warrant is exercisable into one common share of the Corporation for a period of 2 years at a price of $1.00 per share with an expiry date of December 2, 2012. The assumptions used in the Black-Scholes pricing model includes a volatility of 125%, risk free interest rate of 1.68%, expected life of 2 years, and a dividend rate of 0%. All warrants vested immediately on the date of grant.

On February 24, 2011, the Company completed a private placement of 9,375,000 common share units at $0.80 per unit for gross proceeds of $7,500,000. Each common share unit consists of one common share and one half one share purchase warrant. Each whole warrant is exercisable into one common share at $1.00 for a period of 2 years. A value of $1,773,865 was attributed to the common share warrants based on the Black-Scholes pricing model and has been included in contributed surplus. $293,016 was reclassified from share issuance costs to contributed surplus for the proportionate share of warrants in share units issued. The company issued 516,465 common shares to finders with a fair value of $593,935, paid $81,541 of expenses and issued 774,696 Broker Warrants with an attributed value of $552,240 based on the Black-Scholes pricing model which was included in contributed surplus. Each Broker Warrant is exercisable into one common share of the Corporation for a period of 2 years at a price of $1.00 per share with an expiry date of February 24, 2013. The assumptions used in the Black-Scholes pricing model included a volatility of 115%, risk free interest rate of 1.79%, expected life of 2 years, and a dividend rate of 0%. All warrants vested immediately on the date of grant.

(b)	Stock options and warrants

The Company has a stock option plan which allows the Board of Directors to grant stock options to employees, directors, officers, and consultants. The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less any applicable discount. The options can be granted for a maximum term of five years and vesting terms are determined by the Board of Directors at the date of grant.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

6.	Capital stock and contributed surplus (continued)

(b)	Stock options and warrants (continued)

Stock option and share purchase warrants transactions are summarized as follows:

	Stock options		Warrants
	Number of Shares issuable upon exercise	Weighted average exercise price	Number of Shares issuable upon exercise	Weighted average exercise price
	$			$
Balance July 1, 2009	3,701,000	0.35	5,580,502	0.40
Granted	1,800,000	0.53	10,172,112	0.69
Exercised	(507,000)	0.30	(2,709,305)	0.39
Forfeited	(152,000)	0.30	—	—

Outstanding, June 30, 2010	4,842,000	0.41	13,043,309	0.63
Granted	4,085,000	0.82	10,522,218	1.00
Exercised	(445,668)	0.57	(4,360,006)	0.41
Forfeited	(192,832)	0.41	(714,258)	0.45

Outstanding, June 30, 2011	8,288,500	0.61	18,491,263	0.90

As at June 30, 2011, incentive stock options and share purchase warrants were outstanding as follows:

Options
Number outstanding	Exercise price	Number of Shares issuable upon exercise	Expiry date
	$
150,000	0.85	150,000	March 7, 2013
50,000	1.05	50,000	March 31, 2013
430,000	0.20	430,000	November 28, 2013
2,070,000	0.30	2,070,000	January 13, 2014
135,000	0.80	45,000	April 18, 2014
150,000	0.31	150,000	August 6, 2014
1,244,500	0.55	548,750	February 3, 2015
150,000	0.80	67,500	March 24, 2015
3,459,000	0.80	1,729,000	December 30, 2015
450,000	1.00	112,500	January 27, 2016

8,288,500		5,352,750

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

6.	Capital stock and contributed surplus (continued)

b)	Stock options and warrants (continued)

Warrants
Date issued	Number of Shares issuable upon exercise	Exercise price	Expiry Date
		$
July 21, 2009	3,235,855	0.30 - 0.45	July 21, 2011
April 7, 2010	4,733,190	1.00	April 7, 2012
December 2, 2010	5,060,022	1.00	December 2, 2012
February 24, 2011	5,462,196	1.00	February 24, 2013

	18,491,263

(c)	Stock-based compensation

During the year ended June 30, 2011, the Company granted 4,085,000 options (2010 – 1,800,000). Pursuant to the granting and vesting of options issued, total stock-based compensation recognized in the statement of operations during the year ended June 30, 2011 was $1,617,405 (2010—$423,249). This amount was also recorded as contributed surplus on the balance sheet. All options are recorded at fair value using the Black-Scholes option pricing model.

The following assumptions were used for the valuation of stock options:

	2011	2010
Risk Free interest Rate	1.44% - 2.00%	1.78%
Expected Life - Years	1.56 - 3.50	2.55
Stock Price Volatility	108% - 143%	147%
Divided Rate	0%	0%

7.	Supplemental disclosure with respect to cash flows

	2011	2010
	$	$
Cash and cash equivalents
Cash	3,382,767	2,690,291
Redeemable Term deposits	15,068,704	9,251,038

	18,451,471	11,941,329

There were no cash payments for interest and income taxes during the year ended June 30, 2011 and June 30, 2010.

Significant non-cash transactions for the year ended June 30, 2011 included:

(a)	Incurring mineral property related expenditures of $314,423 through accounts payable and accrued liabilities;

(b)	Reclassifying $775,447 from contributed surplus to capital stock on exercise of options and warrants;

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

7.	Supplemental disclosure with respect to cash flows (continued)

(c)	Reclassifying $3,292,079 from capital stock to contributed surplus for warrants included in share units issued;

(d)	Reclassifying $453,971 from share issue costs to contributed surplus for the proportionate share of warrants included in the share units issued;

(e)	Reclassifying $1,021,537 from contributed surplus to share issue costs for finder’s warrants;

(f)	Renouncing flow-through expenditures of $9,103,580 resulting in a charge to capital stock of $2,275,895 and a future income tax recovery of $2,275,895; and

(g)	Recording taxable temporary difference of $2,000,000 as a future income tax liability and associated future income tax asset is included in the cost of mineral property interests.

Significant non-cash transactions for the year ended June 30, 2010 included:

(a)	Incurring mineral property related expenditures of $791,784 through accounts payable and accrued liabilities;

(b)	Reclassifying $2,390,624 from capital stock to contributed surplus for warrants included in share units issued;

(c)	Reclassifying $356,833 from share issue costs to contributed surplus for the proportionate share of warrants issued;

(d)	Reclassifying $446,612 from capital stock to contributed surplus for the proportionate share of broker warrants issued; and

(e)	Renouncing flow-through expenditures of $1,561,731 resulting in a charge to capital stock of $456,806 and a future income tax recovery of $456,806.

8.	Related party transactions

	June 30 2011	June 30 2010
	$	$
Amounts Paid or Accrued
Consulting fees to officers and companies controlled by officers	407,120	273,650
Directors Fees	161,000	122,000
Geological consulting fees to companies controlled by a director	24,365	17,415

	592,485	413,065

Other Income
Exploration management fee Income from WLULP	389,936	—

	389,936	—

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

8.	Related party transactions (continued)

Included in accounts payable at June 30, 2011 is $20,533 (June 30, 2010—$17,325) for consulting fees owing to officers and companies controlled by officers.

Included in amounts receivable at June 30, 2011 is $335,849 (June 30, 2010—$nil) due from WLULP for funds advanced to vendors on behalf of WLULP and $2,238 due from WLUC for funds advanced to vendors on behalf of WLUC.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.	Income Taxes

A reconciliation of current income taxes at statutory rates (27.5%) with the period income taxes as follows:

	2011	2010
	$	$
Loss before income taxes	(5,132,839)	(3,297,295)

Expected income tax recovery	(1,411,531)	(964,459)
Impact of reduction in tax rates on future income taxes	(86,704)	43,726
Permanent differences	454,282	101,192
Change in valuation allowance	(736,551)	577,172
Other	(125,259)	(214,437)

Future income tax recovery	(1,905,763)	(456,806)

The significant components of the Company’s future income tax assets are as follows:

	2011	2010
	$	$
Future income tax assets (liabilities)
Non-capital losses	1,685,439	1,195,980
Equipment	27,769	21,530
Mineral property interests	(3,954,794)	(499,499)
Investments	71,875	64,375
Share issue costs	519,469	279,960

Future income tax assets	(1,650,242)	1,062,346
Valuation allowance	(316,628)	(1,062,346)

Net future income tax liabilities	(1,966,870)	—

The Company has available approximately $6,740,000 of non-capital losses which, if unutilized, will expire between 2028 and 2031.

During the year ended June 30, 2011, the Company renounced $9,103,580 for Canadian exploration expenditures incurred on the Company’s resource properties resulting in a future income tax liability of $2,275,895 and a charge against capital stock.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

9.	Income Taxes (continued)

During the year ended June 30, 2010 the Company renounced $1,561,731 for Canadian exploration expenditures incurred on the Company’s resource properties resulting in a future income tax liability of $456,806 and a charge against capital stock.

During the year ended June 30, 2010, the Company reduced the renouncement of certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties resulting in a reduction in the future income tax liability of $455,718 and a credit against capital stock.

During the year ended June 30 2009, the Company renounced certain deductions for other Canadian exploration expenditures incurred on the Company’s resource properties resulting in a future income tax liability of $52,485 and a charge against capital stock.

10.	Segmented Information

The Company primarily operates in one reportable operating segment, being the exploration of mineral property interests and considers its loss from operations for the years ended June 30, 2011 and June 30, 2010 to relate to this segment.

Long-lived assets by geographic area are as follows:

	June 30, 2011		June 30, 2010
	Canada	Peru	Canada	Peru
	$	$	$	$
Property and equipment	74,020	23,284	51,975	28,885
Mineral property interests	29,252,141	—	18,086,503	—

	29,326,161	23,284	18,138,478	28,885

11.	Contingency

In January 2008, the Company received an invoice in the amount of $182,616 from a Canadian drilling company for services allegedly performed during 2007. The plaintiff has commenced legal proceedings and the Company is defending itself against the action. No amount has been accrued in these financial statements in respect of the claim as the outcome is not determinable at this time.

Any costs ultimately assessed against the Company in respect of this claim will be recorded in the period in which the actual determination of the liability, if any, is made.

12.	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

12.	Capital management (continued)

The Company depends on external financing to fund its activities. The capital structure of the Company currently consists of common shares, stock options and share purchase warrants. Changes in the equity accounts of the Company are disclosed in the statement of shareholders’ equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash, cash equivalents, and short-term investments. The issuance of common shares requires approval of the Board of Directors.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions. The Company anticipates continuing to access equity markets to fund continued exploration of its mineral properties and the future growth of the business.

13.	Financial instruments and risk management

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities. For cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities, carrying value is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments. The fair value of short term investments represents their quoted market price.

Cash and cash equivalents and short-term investments are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded on the statement of operations.

The Company’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity and foreign exchange risks. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks since the Company’s management does not believe that the current size, scale and pattern of its operations would warrant such hedging activities.

(a)	Credit risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has procedures in place to minimize its exposure to credit risk. Company management evaluates credit risk on an ongoing basis including counterparty credit rating and activities related to trade and other receivables and other counterparty concentrations as measured by amount and percentage.

The primary sources of credit risk for the Company arise from:

1.	cash and cash equivalents;

2.	short-term investments; and

3.	amounts receivable.

The Company has not had any credit losses in the past, nor does it expect to have any credit losses in the future. At June 30, 2011, the Company has no financial assets that are past due or impaired due to credit risk defaults.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

13.	Financial instruments and risk management (continued)

(a)	Credit risk (continued)

The Company’s maximum exposure to credit risk at the June 30, 2011 and June 30, 2010 is as follows:

	Class Level	2011	2010
		$	$
Cash and cash equivalents	1	18,451,471	11,941,329
Short-term investments	1	138,000	198,000
Amounts receivable	N/A	861,042	71,007

		19,450,513	12,210,336

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they fall due. The Company’s financial liabilities are comprised of accounts payable and accrued liabilities. The Company frequently assesses its liquidity position by reviewing the timing of amounts due and the Company’s current cash flow position to meet its obligations. The Company manages its liquidity risk by maintaining sufficient cash and cash equivalents and short-term investment balances to meet its anticipated operational needs.

The Company’s financial liabilities, consisting of accounts payable and accrued liabilities, arose as a result of exploration of its mineral property interests and other corporate expenses. Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

	2011	2010
	$	$
Accounts payable and accrued liabilities	1,232,431	928,582

(c)	Market risk

Market risk is the risk that the fair value for assets classified as held-for-trading and available-for-sale or future cash flows for assets or liabilities considered to be held-to maturity, other financial liabilities and loans or receivables of a financial instrument will fluctuate because of changes in market conditions. The Company evaluates market risk on an ongoing basis and has established policies and procedures for mitigating its exposure to foreign exchange fluctuations. The Company is not exposed to interest rate risk, as it does not hold debt balances and is not generally charged interest on its accounts payable balances.

(d)	Foreign exchange risk

The Company has foreign subsidiaries and therefore foreign exchange risk exposures arise from transactions denominated in foreign currencies. Although the functional currency of the Company is Canadian dollars, the Company also conducts business in US Dollars (“US”) and Peruvian New Soles (“PEN”). The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Fission Energy Corp.

Notes to the consolidated financial statements

June 30, 2011

13.	Financial instruments and risk management (continued)

(d)	Foreign exchange risk (continued)

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. However, although the Company’s costs are incurred primarily in Canadian dollars, any change in the value of PEN and US against the Canadian dollar can affect the costs of operations and capital expenditures. The Company maintains its cash balances in Canadian dollars and exchanges currency to meet its PEN and US obligations on an as needed basis, thereby reducing the exchange risk on cash balances.

The Company is exposed to currency risk through the following Canadian dollar equivalent of financial assets and liabilities denominated in currencies other than Canadian dollars:

	June 30, 2011		June 30, 2010
	PEN	US$	PEN	US$
Cash and cash equivalents	4,171	16,450	3,868	15,738
Accounts payable and accrued liabilities	—	(4,983)	—	(1,305)

	4,171	11,467	3,868	14,433

Based on the above net exposures at June 30, 2011, a 10% change in U.S. dollars against the Canadian dollar would result in a $1,147 (June 30, 2010 $1,443) change in the Company’s net income or loss; similarly a 10% change in the PEN against the Canadian dollar would result in a $417 (June 30, 2010—$387) change in the Company’s net income or loss.

14.	Subsequent Events

Subsequent to June 30, 2011:

(a)	3,185,855 warrants were exercised for gross proceeds of $1,331,485;

(b)	50,000 warrants were cancelled;

(c)	82,500 stock options were granted at a purchase price of $0.80 per option;

(d)	162,750 options were cancelled and

(e)	The Company entered into a letter of engagement to complete a brokered private placement consisting of flow-through common shares. The Company will issue 11,800,000 flow-through common shares at a price of $0.85 per flow-through common share for total gross proceeds of $10,030,000. The Company will be required to pay agent’s commission equal to 6.0% of gross proceeds raised and issue non-transferable broker warrants equal to 6% of the number of flow-through shares issued. Each broker warrant will be exercisable at $0.85 for a period of 24 months from the closing date. The closing date is scheduled on or about November 17, 2011.

SCHEDULE “B”

FISSION INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2012

(See attached)

Condensed Consolidated Interim

Financial Statements

Fission Energy Corp.

For the Six Month Period Ended

December 31, 2012

Fission Energy Corp.

Condensed Consolidated Interim

Financial Statements

For the Six Month Period Ended

December 31, 2012

Table of contents

Condensed consolidated interim statements of financial position	1

Condensed consolidated interim statements of comprehensive loss	2

Condensed consolidated interim statements of changes in equity	3

Condensed consolidated interim statements of cash flows	4

Notes to the condensed consolidated interim financial statements	5-25

Fission Energy Corp.

Condensed consolidated interim statements of financial position

(Expressed in Canadian dollars)

		December 31	June 30
	Note	2012	2012
		$	$
Assets
Current assets
Cash and cash equivalents		14,391,367	14,940,759
Short-term investments	4	27,334	30,956
Amounts receivable	5	489,290	731,101
Prepaid expenses		119,846	244,966

		15,027,837	15,947,782
Property and equipment		227,454	227,067
Exploration and evaluation assets	7	44,843,481	36,564,672

Total Assets		60,098,772	52,739,521

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	1,946,114	1,225,668

Total Liabilities		1,946,114	1,225,668

Shareholders’ equity
Share capital	9	77,219,072	68,199,020
Other capital reserves	9	11,480,061	10,870,753
Foreign currency translation reserve		(24,558)	-
Deficit		(30,521,917)	(27,555,920)

		58,152,658	51,513,853

Total Liabilities and Shareholders’ Equity		60,098,772	52,739,521

Commitments (Note 7(b))

Contingency (Note 13)

Approved by the board and authorized for issue on March 1, 2013.

“Frank Estergaard”
Director

“George Sanders”
Director

See accompanying notes to the consolidated financial statements.

Fission Energy Corp.

Condensed consolidated interim statements of comprehensive loss

(Expressed in Canadian dollars)

			Three Months	Three Months	Six Months	Six Months
			December 31	December 31	December 31	December 31
	Note		2012	2011	2012	2011
			$	$	$	$
Expenses
Business development			157,479	160,215	305,839	247,842
Consulting and directors fees			398,021	437,300	577,138	575,850
Depreciation			18,385	11,348	37,952	22,193
Flow-through share tax			9,795	10,999	28,158	24,825
Office and administration			190,989	126,776	393,163	227,831
Professional fees			164,483	127,336	219,839	186,536
Public relations and communications			198,422	159,780	383,650	347,608
Share-based compensation	9	(d)	283,018	186,443	376,683	454,368
Trade shows and conferences			134,517	46,832	179,682	95,237
Wages and benefits			406,934	340,211	603,870	442,634

			1,962,043	1,607,240	3,105,974	2,624,924

Loss before other items			(1,962,043)	(1,607,240)	(3,105,974)	(2,624,924)

Other items - income/(expense)
Exploration management fee income			82,445	27,144	180,677	93,940
Interest and miscellaneous income			27,724	50,048	73,050	99,284
Rental income			12,723	—	19,804	—
Foreign exchange loss			(2,040)	(5,432)	(7,391)	(3,649)
Unrealized gain (loss) on investments			422	(39,200)	(3,622)	(83,000)
Loss on disposal of property
and equipment			—	—	(1,498)	—
Exploration and evaluation write-down	7		(55,430)	(49,201)	(121,043)	(140,792)

			65,844	(16,641)	139,977	(34,217)

Net loss for the period			(1,896,199)	(1,623,881)	(2,965,997)	(2,659,141)

Other Comprehensive Loss
Items that may subsequently be classified to income
Foreign currency translation adjustment arising from translating foreign operations			(4,547)	—	(24,558)	—

Comprehensive loss for the period			(1,900,746)	(1,623,881)	(2,990,555)	(2,659,141)

Basic and diluted loss per common share			(0.02)	(0.01)	(0.02)	(0.02)

Weighted average number of common shares outstanding			125,604,725	108,396,968	124,793,335	105,246,262

See accompanying notes to the consolidated financial statements.

Fission Energy Corp.

Condensed consolidated interim statements of changes in equity

(Expressed in Canadian dollars)

						Foreign
						currency		Total
			Share capital		Other capital	translation		shareholders’
	Note		Shares	Amount	reserves	reserve	Deficit	equity
				$	$	$	$	$
Balance, July 1, 2011			99,549,950	56,968,021	9,876,933	—	(18,734,026)	48,110,928
Flow-through common shares issued for cash	9	(a)	11,800,000	10,030,000	—	—	—	10,030,000
Share issuance costs			—	(1,079,750)	364,064	—	—	(715,686)
Exercise of stock options/warrants			3,211,855	2,013,718	(672,933)	—	—	1,340,785
Share-based compensation	9	(d)	—	—	583,020	—	—	583,020
Net loss			—	—	—	—	(2,659,141)	(2,659,141)

Balance, December 31, 2011			114,561,805	67,931,989	10,151,084	—	(21,393,167)	56,689,906
Share issuance costs			—	178,922	—	—	—	178,922
Exercise of stock options/warrants			250,000	88,109	(13,109)	—	—	75,000
Share-based compensation			—	—	732,778	—	—	732,778
Net loss			—	—	—	—	(6,162,753)	(6,162,753)

Balance, June 30, 2012			114,811,805	68,199,020	10,870,753	—	(27,555,920)	51,513,853
Common shares issued for the acquisition of Pitchstone	6		9,697,159	4,315,235	—	—	—	4,315,235
Flow-through common shares issued for cash	9	(a)	10,001,001	6,000,601	—	—	—	6,000,601
Flow-through share premium			—	(700,070)	—	—	—	(700,070)
Share issuance costs			—	(611,472)	127,083		—	(484,389)
Stock options/warrants issued for the acquisition of Pitchstone	6		—	—	24,814	—	—	24,814
Exercise of stock options			25,000	15,758	(8,008)	—	—	7,750
Share-based compensation	9	(d)	—	—	465,419	—	—	465,419
Net loss			—	—	—	—	(2,965,997)	(2,965,997)
Foreign currency translation adjustment arising from translating foreign operations			—	—	—	(24,558)	—	(24,558)

Balance, December 31, 2012			134,534,965	77,219,072	11,480,061	(24,558)	(30,521,917)	58,152,658

The accompanying notes form an integral part of these financial statements.

Fission Energy Corp.

Condensed consolidated interim statements of cash flows

(Expressed in Canadian dollars)

	Three Months	Three Months	Six Months	Six Months
	December 31	December 31	December 31	December 31
	2012	2011	2012	2011
	$	$	$
Operating activities
Net loss	(1,896,199)	(1,623,881)	(2,965,997)	(2,659,141)
Items not involving cash:
Depreciation	18,385	11,348	37,952	22,193
Share-based compensation	283,018	186,443	376,683	454,368
Unrealized loss (gain) on investments	(422)	39,200	3,622	83,000
Loss on disposal of property and equipment	—	—	1,498
Exploration and evaluation write-down	55,430	49,201	121,043	140,792

	(1,539,788)	(1,337,689)	(2,425,199)	(1,958,788)
Change in non-cash working capital
Decrease in amounts receivable	399,155	150,247	306,288	433,396
(Increase) decrease in prepaid expenses	44,277	(7,299)	(20,038)	3,320
Increase in accounts payable and accrued liabilities	142,647	292,218	60,733	146,917

Cash flow used in operating activities	(953,709)	(902,523)	(2,078,216)	(1,375,155)

Investing activities
Property and equipment additions	(10,623)	(34,643)	(19,672)	(34,643)
Exploration and evaluation additions	(3,138,096)	(2,650,120)	(5,363,078)	(4,577,234)
Exploration and evaluation cost recoveries	745,194	—	1,031,096	—
Cash acquired on acquisition of Pitchstone Exploration Ltd. net of transaction costs (Note 6)	—	—	356,516	—

Cash flow used in investing activities	(2,403,525)	(2,684,763)	(3,995,138)	(4,611,877)

Financing activities
Proceeds from issuance of common share units and flow-through common shares net of share issuance costs	5,516,212	9,320,743	5,516,212	9,320,743
Proceeds from exercise of stock options/warrants	7,750	9,301	7,750	1,340,785

Cash flow from financing activities	5,523,962	9,330,044	5,523,962	10,661,528

Increase (decrease) in cash and cash equivalents during the period	2,166,728	5,742,758	(549,392)	4,674,496
Cash and cash equivalents, beginning of period	12,224,639	17,383,209	14,940,759	18,451,471

Cash and cash equivalents, end of period	14,391,367	23,125,967	14,391,367	23,125,967

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes form an integral part of these financial statements.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

1.	Nature of operations

Fission Energy Corp. (the “Company”) was formed on July 17, 2007 under the laws of the Canada Business Corporations Act as a result of a plan of arrangement undertaken to reorganize Strathmore Minerals Corp. (“Strathmore”). The Company’s principal business activity is the acquisition and exploration of exploration and evaluation assets. To date, the Company has not generated significant revenues from operations and is considered to be in the exploration stage. The Company’s head office is located at 700 – 1620 Dickson Ave., Kelowna, BC, V1Y 9Y2 and it is listed on the TSX-Venture Exchange under the symbol FIS and on the U.S. OTCQX under the symbol FSSIF.

The Company has not yet determined whether its exploration and evaluation assets contain ore reserves that are economically recoverable. The recoverability of the amounts shown for the exploration and evaluation assets, including acquisition costs, is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on its ability to develop its exploration and evaluation assets, receive continued financial support, complete equity financings, or generate profitable operations in the future. The financial statements do not include any adjustments to assets and liabilities should the Company be unable to continue as a going concern.

2.	Basis of Preparation

(a)	Statement of Compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standard IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICSs”). The condensed consolidated interim financial statements were authorized for issue by the board of directors on March 1, 2013.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited annual financial statements for the year ended June 30, 2012 prepared in accordance with IFRS.

(b)	Basis of Presentation

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value.

The accounting policies applied in preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended June 30, 2012.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

2.	Basis of Preparation (continued)

(b)	Basis of Presentation (continued)

The IASB issued a number of new and revised International Accounting Standards, IFRS amendments and related interpretations which are effective for the Company’s financial year beginning on or after July 1, 2012. For the purpose of preparing and presenting the financial statements for the relevant periods, the Company has consistently adopted all these new standards for the relevant reporting periods. At the date of the authorization of these financial statements the IASB and IFRIC have issued the following new and revised Standards and Interpretations.

(i)	IFRS Standards Adopted

IAS 1, Presentation of Financial Statements (Amended)

The presentation in the statement of shareholders’ equity or in the notes to the financial statements of other comprehensive income has been amended to differentiate elements of other comprehensive income that may subsequently be measured through profit and loss to be differentiated from those items that will not.

IAS 12, Deferred Tax: Recovery of Underlying Assets (Amended)

An amendment was made to IAS 12 that provides a practical solution to determine the expected manner of recovery of investment properties as it relates to the accounting for deferred income taxes.

(ii)	IFRS Standards Not Yet Adopted

Accounting standards anticipated to be effective July 1, 2013

IFRS 7, Financial Instruments: Disclosures

The amendments to disclosure requirements in IFRS 7 emphasize the interaction between quantitative and qualitative disclosures and the nature and extent of risks and amends credit risk disclosures. The Company is currently evaluating the impact to its consolidated financial statements.

IFRS 10, Consolidated financial statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

2.	Basis of Preparation (continued)

(b)	Basis of Presentation (continued)

(ii)	IFRS Standards Not Yet Adopted (continued)

Accounting standards anticipated to be effective July 1, 2013 (continued)

IAS 19, Employee Benefits

In June 2011, the IASB issued an amended IAS 19. The Standard requires recognition of changes in the net defined benefit liability (asset) including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of remeasurements in other comprehensive income, plan amendments, curtailments and settlements. In addition there are modifications in accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The Company does not anticipate a significant impact on its consolidated financial statements.

IAS 28, Investments in Associates

The standard was amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12. This amendment is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company does not anticipate the application of IAS 28 to have a significant impact on its consolidated financial statements.

IFRS 11, Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures and SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The standard requires the Company to classify its interest in a joint arrangement as a joint venture or joint operation. This standard will eliminate the use of proportionate consolidation when accounting for joint ventures, as they will be accounted for using the equity method, whereas joint operations will be accounted for by recognizing the venturer’s share of the assets, liabilities, revenue and expenses. Management anticipates that this standard will be adopted in the Company’s financial statements for the period beginning July 1, 2013. The Company is currently evaluating the impact IFRS 11 is expected to have on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

The IASB has issued IFRS 12 Disclosure of Interest in Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. This standard will become effective for annual periods beginning on or after July 1, 2013. Earlier adoption is permitted. The Company will adopt this new standard as of its effective date. The Company is currently analyzing the possible impact of this standard on its consolidated financial statements.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

2.	Basis of Preparation (continued)

(b)	Basis of Presentation (continued)

(ii)	IFRS Standards Not Yet Adopted (continued)

Accounting standards anticipated to be effective July 1, 2013 (continued)

IFRS 13, Fair Value Measurement

IFRS 13, Fair Value Measurement: effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, sets out in a single IFRS a framework for measuring fair value and new required disclosures about fair value measurements. Management anticipates that this standard will be adopted in the Company’s financial statements for the period beginning July 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 13.

Accounting standards anticipated to be effective July 1, 2014

IAS 32, Financial Instruments: Presentation – Offsetting financial assets and financial liabilities

In December 2011, the IASB issued an amendment to IAS 32. The amendment clarifies the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The Company does not anticipate a significant impact to its consolidated financial statements.

Accounting standards anticipated to be effective July 1, 2015

IFRS 9, Financial instruments

IFRS 9 Financial Instruments: Classification and Measurement will replace IAS 39 Financial Instruments: Recognition and Measurement. On December 16, 2011, the IASB amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, with early adoption permitted.

IFRS 9 introduces new requirements for the impairment of financial assets measured at amortized cost and classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company’s financial statements for the period beginning July 1, 2015, and has not yet considered the potential impact of the adoption of IFRS 9.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

2.	Basis of Preparation (continued)

(c)	Basis of Consolidation

The condensed consolidated interim financial statements of the Company include the following subsidiaries and interests in joint ventures:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Basis of Presentation
Fission Energy Peru S.A.C	Peru	100%	Consolidated
Minera Peruran S.A.C	Peru	100%	Consolidated
Pitchstone Exploration Limited	Canada	100%	Consolidated
Pitchstone Exploration Namibia (Pty.) Ltd.	Africa	73.62%	Proportionately consolidated
Waterbury Lake Uranium Corporation	Canada	60.00%	Proportionately consolidated
Waterbury Lake Uranium Limited Partnership	Canada	59.99%	Proportionately consolidated

The Company consolidates the wholly owned subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company also proportionally consolidates its interest in joint ventures, Pitchstone Exploration Namibia (Pty) Ltd. (“PENL”), Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), based on its ownership interests.

Intercompany transactions and resulting balances with the Company’s wholly owned subsidiaries, PENL, WLUC and WLULP have been eliminated to the extent of the Company’s interests.

3.	Key Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

(a)	Exploration and evaluation expenditure

The Company’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalized for an area of interest where it is considered likely to be recovered by future exploitation or sale where the activities have not reached a stage which permits a reasonable assessment of existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstance, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure under the policy, a judgment is made that the recovery of the expenditure is unlikely, the relevant capitalized amount will be written off in the statement of comprehensive loss in the period when the new information becomes available.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

3.	Key Estimates and Assumptions (continued)

(b)	Share-based compensation

The Company measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating share-based compensation transactions are disclosed in Note 9.

4.	Short-term Investments

Short–term investments are recorded at fair value and are comprised of the following:

	Fair Market Value
	Number of Shares	December 31 2012	June 30 2012
		$	$
Stratton Resources Inc.	60,000	10,800	10,200
Great Bear Resources Ltd.	400,000	16,000	20,000
Iron Tank Resources Corp.	8,888	534	756

		27,334	30,956

The Company has determined the fair value of its investments based on the level 1 quoted market prices at December 31, 2012 and June 30, 2012.

5.	Amounts Receivable

	December 31	June 30
	2012	2012
	$	$
HST Receivable	274,567	238,286
Due from joint venture particpants	148,561	206,455
Cost recoveries due from government agencies	—	213,388
Other receivables	66,162	72,972

	489,290	731,101

The Company does not have any significant balances that are past due. Significant amounts receivable are current, and the Company does not have any allowance for doubtful accounts. Due to their short-term maturities, the fair value of amounts receivable approximates their carrying value.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

6.	Acquisition of Pitchstone Exploration Ltd.

On July 5, 2012, the Company completed a Plan of Arrangement to acquire all of the issued and outstanding shares of Pitchstone Exploration Ltd. (“Pitchstone”). Based on 45,208,185 Pitchstone shares outstanding, the Company issued 9,697,159 (ratio of 0.2145) of their common shares to complete the transaction, representing approximately 8.4% of the Company’s issued and outstanding common shares. The 3,825,000 Pitchstone options entitle holders to purchase 820,465 common shares of the Company with exercise prices ranging from $0.70 to $2.00 and expiring between October 5, 2012 and November 1, 2016. The 2,878,490 Pitchstone warrants entitle holders to purchase 617,441 common shares of the Company with exercise prices ranging from $0.65 to $1.17 and expired January 27, 2013 without exercise. The purchase price allocation presented in these statements is preliminary, subject to change and is expected to be finalized by the year ended June 30, 2013.

Pitchstone is a uranium exploration company operating in Canada and Namibia. Pitchstone owns a 73.62% interest in its subsidiary, Pitchstone Exploration Namibia (Pty.) Ltd. The property portfolio features 13 projects in the eastern Athabasca Basin, Saskatchewan, five of which are 100% owned. In addition, there are two joint venture projects in Namibia and several joint venture projects in the Hornby Bay Basin, Nunavut.

As Pitchstone is in the early stage of exploration and does not yet have any processes or outputs, the acquisition was accounted for as a purchase of assets. The difference between the purchase consideration and the adjusted book values of Pitchstone’s assets and liabilities had been assigned to “exploration and evaluation assets”. The purchase price of the acquisition and the assets acquired are described below:

$
Purchase price
45,208,185 common shares of Pitchstone Exploration Ltd by issue of 9,697,159 Fission shares @ $0.445	4,315,235
3,825,000 Pitchstone options entitling holders to purchase 820,465 Fission shares	22,360
2,878,490 Pitchstone warrants entitling holders to purchase 617,441 Fission shares	2,454
Transaction costs	622,839

Total purchase price	4,962,888

Assets acquired
Net working capital	813,367
Property and equipment	20,165
Exploration and evaluation assets	4,129,356

Net identifiable assets of Pitchstone	4,962,888

The fair value of the stock options and warrants of Pitchstone was estimated as of July 5, 2012 using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Stock Options	Warrants
Risk Free Interest Rate	1.02%	1.02%
Expected Life—Years	0.96	0.56
Annualised Volatility	70%	58%
Dividend Rate	0%	0%

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value of the Company’s stock options and warrants.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

7.	Exploration and Evaluation Assets

	Duddridge	Waterbury	Patterson	Patterson	Davy	Dieter	Other Fission
6 Months ended	Lake	Lake	Lake	Lake South	Lake	Lake	Canadian	Pitchstone	Peru
December 31, 2012	Property	Property	Property	Property	Property	Property	Properties	Properties	Properties	Total
	$	$	$	$	$	$	$	$	$	$
Acquisition costs
Balance, beginning of period	382,245	6,590,550	177,702	69,796	26,970	664,760	376,655	—	—	8,288,678
Additions	—	—	—	—	—	—	9,517	135,954	—	145,471
Acquired through plan of arrangement	—	—	—	—	—	—	—	4,129,356	—	4,129,356

Balance, end of period	382,245	6,590,550	177,702	69,796	26,970	664,760	386,172	4,265,310	—	12,563,505
Exploration costs
Balance, beginning of period	1,255,447	26,147,439	3,636,059	2,423,211	3,717,726	4,740,900	1,352,684	—	—	43,273,466

Incurred during the period
Geology mapping/sampling	164,816	10,072	93,257	31,065	—	3,210	109,644	17,416	8,307	437,787
Geophysics airborne	275,725	294	297,151	283,113	—	—	70,222	343	—	926,848
Geophysics ground	—	115,697	574,819	244,425	—	—	3,747	9,804	—	948,492
Drilling	7,490	1,058,929	5,594	1,265,734	—	1,346	—	38,216	4,811	2,382,120
Land retention and permitting	1,358	23,820	3,544	12,837	420	1,670	3,843	8,362	36,096	91,950
Reporting	89	27,473	161	6,843	—	12,391	8,969	533	550	57,009
Environmental	21,780	21,311	—	15,735	—	—	—	—	410	59,236
Safety	501	4,983	162	—	—	—	2,644	—	—	8,290
Community Relations	—	225	—	—	—	—	—	—	31,485	31,710
General	116	8,582	290	96,297	—	—	754	6,626	35,836	148,501
Share-based compensation	1,369	48,824	4,262	21,890	—	1,505	3,281	4,057	3,548	88,736

Additions	473,244	1,320,210	979,240	1,977,939	420	20,122	203,104	85,357	121,043	5,180,679
Write-down	—	—	—	—	—	—	—	—	(121,043)	(121,043)

Balance, end of period	1,728,691	27,467,649	4,615,299	4,401,150	3,718,146	4,761,022	1,555,788	85,357	—	48,333,102

Cumulative cost recoveries
Balance, beginning of period	(1,038,107)	(12,321,827)	(65,665)	(967,377)	(47,047)	(259,245)	(298,204)	—	—	(14,997,472)
Additions	—	—	—	(1,031,096)	—	—	—	—	—	(1,031,096)

Balance, end of period	(1,038,107)	(12,321,827)	(65,665)	(1,998,473)	(47,047)	(259,245)	(298,204)	—	—	(16,028,568)
Foreign currency translation	—	—	—	—	—	—	—	(24,558)	—	(24,558)

Total costs	1,072,829	21,736,372	4,727,336	2,472,473	3,698,069	5,166,537	1,643,756	4,326,109	—	44,843,481

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

7.	Exploration and Evaluation Assets (continued)

Year Ended June 30, 2012	North Shore Property	Duddridge Lake Property	Waterbury Lake Property	Patterson Lake Property	Patterson Lake South Property	Davy Lake Property	Dieter Lake Property	Other Canadian Properties	Peru Properties	Total
	$	$	$	$	$	$	$	$	$	$
Acquisition costs
Balance, beginning of year	460,422	382,245	6,590,550	149,882	18,752	26,970	636,311	246,298	—	8,511,430
Additions	—	—	—	27,820	53,020	—	28,449	130,357	—	239,646
Write-down	(460,422)	—	—	—	(1,976)	—	—	—	—	(462,398)

Balance, end of year	—	382,245	6,590,550	177,702	69,796	26,970	664,760	376,655	—	8,288,678

Exploration costs
Balance, beginning of year	4,668,183	1,240,806	19,717,613	3,616,110	140,780	3,711,496	2,903,266	563,969	—	36,562,223

Incurred during the period
Geology mapping/sampling	328	6,578	23,488	7,068	54,840	2,723	70,297	105,824	58,680	329,826
Geophysics airborne	—	1,688	990	272	299,780	—	7,388	462,275	300	772,693
Geophysics ground	—	35	730,748	7,602	481,548	—	26,521	173,368	—	1,419,822
Drilling	—	194	5,331,369	375	1,268,135	52	1,618,814	1,211	6,766	8,226,916
Land retention and permitting	3,147	2,084	27,704	2,272	19,819	1,577	46,015	11,333	58,112	172,063
Reporting	—	1,166	36,274	404	6,436	1,069	22,427	11,684	386	79,846
Environmental	—	1,294	886	—	—	—	—	1,519	16,782	20,481
Safety	—	59	44,990	59	56	—	3,481	118	—	48,763
Community Relations	—	—	—	—	—	—	—	—	42,824	42,824
General	—	114	35,440	187	129,152	51	3,073	988	99,208	268,213
Share-based compensation	560	1,429	197,937	1,710	34,827	758	39,618	20,683	5,652	303,174

Additions	4,035	14,641	6,429,826	19,949	2,294,593	6,230	1,837,634	789,003	288,710	11,684,621
Write-down	(4,672,218)	—	—	—	(12,162)	—	—	(288)	(288,710)	(4,973,378)

Balance, end of year	—	1,255,447	26,147,439	3,636,059	2,423,211	3,717,726	4,740,900	1,352,684	—	43,273,466

Cumulative cost recoveries
Balance, beginning of year	(1,538,127)	(1,038,107)	(12,321,827)	(65,665)	(25,395)	(47,047)	(179,948)	(164,354)	—	(15,380,470)
Additions	—	—	—	—	(941,982)	—	(79,297)	(133,850)	—	(1,155,129)
Write-down	1,538,127	—	—	—	—	—	—	—	—	1,538,127

Balance, end of year	—	(1,038,107)	(12,321,827)	(65,665)	(967,377)	(47,047)	(259,245)	(298,204)	—	(14,997,472)

Total costs	—	599,585	20,416,162	3,748,096	1,525,630	3,697,649	5,146,415	1,431,135	—	36,564,672

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

7.	Exploration and Evaluation Assets (continued)

Title to exploration and evaluation interests involves certain inherent risks due to the difficulties of determining the validity of title and/or ownership of claims and exploration and evaluation interests. The Company has investigated title to all of its exploration and evaluation interests, and to the best of its knowledge, title to all of its properties are in good standing.

(a)	Duddridge Lake Property, Canada

The Company acquired a 100% interest in certain claims located in north-central Saskatchewan in fiscal 2008.

(b)	Waterbury Lake Property, Canada

The Company acquired a 100% interest in certain claims located in Saskatchewan in fiscal 2008. On January 30, 2008, it completed an earn-in agreement on the property with the Korea Waterbury Uranium Limited Partnership (“KWULP”). Under the agreement, the Company granted KWULP the exclusive rights to earn up to a 50% interest in the Waterbury Lake property by funding $14,000,000 of expenditures on or before January 30, 2011. Additionally, the Company retained an overriding royalty interest in the property of 2% of net smelter returns. On April 29, 2010, KWULP had fully funded its $14,000,000 of expenditures and consequently earned a 50% interest in the property.

The earn-in agreement required that on completion of the earn-in period, the joint venture participants agree to form a joint control Limited Partnership to hold the property and on August 16, 2010 the Waterbury Lake Uranium Limited Partnership (“WLULP”) agreement was signed, and now supersedes the original earn-in agreement. WLULP was officially formed December 30, 2010.

The Company had 12 months from the completion of the earn-in agreement during which time it could acquire an additional 10% interest in WLULP for $6,000,000. On April 12, 2011, the Company exercised its back-in option by paying KWULP $6,000,000 and now holds a 60% interest in WLULP. The WLULP agreement also requires that the Company and its partners spend a total of $30,000,000 for exploration and evaluation costs over a three year period in proportion to their interest in WLULP. The partners have fully funded the $30,000,000 contract commitment of which $24,577,432 in expenditures have been incurred by WLULP as of December 31, 2012. The Company was appointed operator for WLULP and is entitled to a management fee equal to 10% of expenditures for operator services.

(c)	Patterson Lake Properties, Canada

The Patterson Lake Properties, located in Saskatchewan, comprise both Patterson Lake and Patterson Lake South properties.

(i)	Patterson Lake

The Company acquired a 100% interest in various claims in fiscal 2008. In January 2012 the Company staked one additional claim.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

7.	Exploration and Evaluation Assets (continued)

(c)	Patterson Lake Properties, Canada (continued)

(ii)	Patterson Lake South

The Company acquired a 100% interest in various claims in fiscal 2008 and, on January 21, 2008, entered into an exploration agreement with Alpha Minerals Inc. (“Alpha” formerly ESO Uranium Corporation) to include jointly staked claims on the southern extension of Fission’s 100% owned Patterson Lake claims and Alpha’s Hook Lake Property. The joint venture participants share costs in proportion to their interest in the joint venture. This is presently a 50%—50% basis. In November 2011 one additional claim was staked and in December 2011 six claims were staked. In fiscal 2012 two claims were allowed to lapse and as a result the Company recorded a $1,976 write-down of acquisition costs and $12,162 write-down of exploration costs at June 30, 2012.

(d)	Davy Lake Property, Canada

The Company acquired a 100% interest in certain claims located in Saskatchewan in fiscal 2008.

(e)	Dieter Lake Property, Canada

The Company acquired a 100% interest in certain claims located in Quebec during fiscal 2008. In the event a uranium resource of more than 60 million pounds is confirmed at the property, the Company is required to issue 66,667 shares to the vendor. In August 2011, the Company staked one-hundred-seventy-eight claims.

(f)	Other Fission Canadian Properties

(i)	North Shore Property

The Company acquired a 100% interest in a property located in Alberta in fiscal 2008. The property is subject to a 0.75% net smelter returns royalty on certain mineral production and 4% gross overriding royalty on any diamond production from the property.

The Government of Alberta drafted the Lower Athabasca Regional Plan (“LARP”) to conserve land, which has resulted in some of metallic and industrial mineral claims to be under temporary restricted status, which includes some claims held by Fission. On August 22, 2012 the Government of Alberta approved the LARP, and the Company will not be permitted to continue exploration on claims within the zoned land. Accordingly, in fiscal 2012, the Company recorded a write-down of $3,594,513 to the property at June 30, 2012. The Company is currently evaluating its options including approaching the Government of Alberta for compensation of all expenditures incurred plus loss of future opportunities.

(ii)	Fort McLeod Property

The Company staked certain claims in Saskatchewan in fiscal 2010, however all claims lapsed in fiscal 2012 and the Company abandoned the property and recorded a write-down of $251 at June 30, 2012.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

7.	Exploration and Evaluation Assets (continued)

(f)	Other Fission Canadian Properties (continued)

(iii)	Caribou Mountains and Zoo Bay Properties

On November 30, 2007, the Company acquired a 100% interest in both the Caribou Mountains property in north-central Alberta and the Zoo Bay property in northern Saskatchewan. The Company issued a total of 300,000 common shares for the Caribou Mountains property and 700,000 common shares for the Zoo Bay property, together valued at $620,000.

(iv)	Clearwater West Property

In December 2012 the Company staked three claims in Saskatchewan at this property.

(v)	Minor Bay Property

The Company acquired a 100% interest in the Minor Bay property located in Saskatchewan in fiscal 2008. In May 2012, the Company staked two additional claims.

(vi)	Torwalt Lake Property

The Company acquired a 100% interest in the Torwalt Lake property located in Saskatchewan in fiscal 2008.

(vii)	Waterbury Lake North Property

In July 2009, the Company staked three claims in Saskatchewan immediately adjacent to the Waterbury Lake property.

(viii)	Waterbury Lake West Property

In January 2012, the Company staked two claims in Saskatchewan at this property.

(ix)	Riou Lake Property

In February 2012, the Company staked 2 claims in Saskatchewan at this property.

(g)	Pitchstone Properties Acquired Through Plan of Arrangement

On July 5, 2012 the Company acquired certain claims in the Athabasca Basin, Saskatchewan, Hornby Basin, Nunavut and Namibia, Africa (Disclosed in Note 6). The following is a list of the properties acquired;

Athabasca Basin Properties, Saskatchewan, Canada, 100% owned

(i)	Black Bear Property

(ii)	Fireweed Property

(iii)	Fisher Property

(iv)	Gumboot Property

(v)	Packrat Property

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

7.	Exploration and Evaluation Assets (continued)

(g)	Pitchstone Properties Acquired Through Plan of Arrangement (continued)

Athabasca Basin Properties, Saskatchewan, Canada, Denison Option

(i)	Johnston Lake Property

The Company holds a 49% interest in property licenses owned by Denison Mines Corp. (“Denison”). The Company has an option to acquire an additional 29% interest, for a total interest of 75%, by spending $500,000 on exploration by February 28, 2013 and an additional $500,000, for a total of $1,000,000 by February 28, 2014. The property is subject to a 1% net smelter return royalty.

The Company obtained a waiver from Denison of the milestone requirement to spend $500,000 on the Johnston Lake property by February 28, 2013 as part of the Company’s option to earn in an additional 29% interest. This waiver does not affect the total expenditure requirement of $1,000,000 by February 28, 2014.

Athabasca Basin Properties, Saskatchewan, Canada, JOGMEC Joint Venture

The Company has a 50:50 joint venture with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) in the following properties;

(i)	Marten Property

(ii)	Wolverine Property

Athabasca Basin Properties, Saskatchewan, Canada, Uranium One Joint Venture

The Company has a 50:50 joint venture with Uranium One Inc. (“UOI”). UOI stopped contributing to the joint venture in 2008 and their participating interest is being diluted. The participating interests for the Company and UOI are 55% and 45% respectively for the following properties;

(i)	Darby Property

(ii)	Lynx Lake Property

(iii)	Moon Lake Property

(iv)	Waterfound Property

Athabasca Basin Properties, Saskatchewan, Canada, UOI and JCU Joint Venture

(i)	Candle Property

The Company has a joint venture with JCU (Canada) Exploration Company, Limited (“JCU”) for a 75% interest in the property. The Company’s interests are subject to the pre-existing joint venture with UOI. The participating interests for the Company, UOI and JCU are 41%, 34% and 25% respectively.

Hornby Bay Basin Properties, Nunavut, Canada, Canterra Joint Venture

The Company has a 50:50 joint venture with Canterra Minerals Corporation (“Canterra”) on the following properties:

(i)	Dismal Lake and Mountain Lake Properties

Certain claims are subject to a 5% net smelter return royalty. The Company and Canterra have the right to purchase one half of the retained royalty for $5,000,000 for each property.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

7.	Exploration and Evaluation Assets (continued)

(g)	Pitchstone Properties Acquired Through Plan of Arrangement (continued)

Hornby Bay Basin Properties, Nunavut, Canada, Canterra Joint Venture (continued)

(ii)	Kendall River Property

The property is subject to a 5% net smelter return royalty. The Company and Canterra have the right to purchase one half of the retained royalty for $2,500,000.

Namibia, Africa Properties, Manica and Rio Joint Venture

(i)	Dome Property

The Company has a joint venture with Manica Minerals Limited (“Manica”) and Rio Tinto Mining and Exploration Limited (“Rio”). The participating interests are currently 74% for the Company and 26% for Manica. The Company entered into an Investment and Earn-in agreement on its share of the Dome property with Rio. The agreement allows Rio to earn an interest in bedrock uranium at Dome as follows:

•	An initial 49% in Pitchstone’s interest (“First Stage Earn-in”), by making expenditures of US $5 million by December 31, 2016 subject to minimum spend requirements as follows:

US$ 1.5 million on or before December 31, 2013; US$ 1.0 million (cumulative US$ 2.5 million) on or before December 31, 2014;

US$ 1.0 million (cumulative US$ 3.5 million) on or before December 31, 2015;

•	An additional 15% in Pitchstone’s interest (“Second Stage Earn-in”) by spending an additional US$ 5.0 million within two years of the First Stage Earn-in Completion Date;

•	An additional 11% in Pitchstone’s interest (“Third Stage Earn-in”) by funding and completing a Bankable Feasibility Study within five years of the Second Stage Earn-in Completion Date.

(ii)	Kaoko Property

The Company has a joint venture with Manica. The participating interests are currently 74% for the Company and 26% for Manica.

(h)	Pitchstone Properties acquired through staking

Richmond Lake Property, Saskatchewan, Canada

In September 2012, the Company staked 2 claims at Richmond Lake, Saskatchewan. These claims are contiguous to the Wolverine property and under the terms of the JOGMEC joint venture, JOGMEC has the option to have the claims added to the joint venture by reimbursing the Company 50% of the costs of obtaining and registering the claims.

(i)	Macusani Properties, Peru

In 2008, the Company acquired a 100% interest in certain properties located in Peru. Ongoing administrative and claim maintenance costs for these properties are expensed during the period in which they are incurred which resulted in a write-down of $121,043 for the six month period ended December 31, 2012 (June 30, 2012—$288,710).

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

8.	Accounts payable and accrued liabilities

Maturity dates < 6 months	December 31 2012	June 30 2012
	$	$
Trade payables	966,242	1,002,650
Accrued liabilities	97,418	79,726
Flow-through share liability	700,070	—
Payroll and other payables	182,384	143,292

	1,946,114	1,225,668

9.	Share capital and other capital reserves

The Company is authorized to issue an unlimited number of common shares, without par value. All issued shares are fully paid.

(a)	Private placements

November 17, 2011

The Company completed a private placement of 11,800,000 flow-through common shares at $0.85 per share for aggregate gross proceeds of $10,030,000. The Company paid agents’ commissions of $637,915 plus $77,771 of expenses and issued 623,701 non-transferable broker warrants with an attributed value of $364,064 based on the Black-Scholes pricing model which was included in other capital reserves. Each broker warrant is exercisable into one common share of the Company for a period of 2 years at a price of $0.85 per share with an expiry date of November 17, 2013. The assumptions used in the Black-Scholes pricing model include a volatility of 107%, risk free interest rate of 0.90%, expected life of 2 years, and a dividend rate of 0%. All warrants vested immediately on the date of grant. Since the Company’s share price increased between the date the consideration to be received for the flow-through shares was set and the closing date, which was used for the transaction allocation under the residual method, no value was ascribed to the flow-through liability.

December 21, 2012

The Company completed a private placement of 10,001,001 flow-through common shares at $0.60 per share for aggregate gross proceeds of $6,000,601. The Company paid agents’ commissions of $410,036 plus $74,353 of expenses and issued 600,060 Broker Warrants with an attributed value of $127,083 based on the Black Scholes pricing model which was included in other capital reserves. Each Broker Warrant is exercisable into one common share of the Company for a period of 2 years at a price of $0.60 per share with an expiry of December 21, 2014. The assumptions used in the Black-Scholes pricing model include a volatility of 80%, risk free interest rate of 1.14%, expected life of 2 years and a dividend rate of 0%. All warrants vested immediately on the date of the grant. A flow-through liability of $700,070 was recognized and was reported as a reduction to share capital and will be taken into income when the renunciation documents are filed.

(b)	Acquisition of Pitchstone Exploration Ltd.

July 5, 2012

The Company completed the acquisition of all of the outstanding shares of Pitchstone. As part of the consideration the Company issued 9,697,159 common shares with a fair value of $4,315,235. See Note 6.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

9.	Share capital and other capital reserves (continued)

(c)	Stock options and warrants

The Company has a stock option plan which allows the Board of Directors to grant stock options to employees, directors, officers, and consultants. The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less any applicable discount. The options can be granted for a maximum term of five years and vesting terms are determined by the Board of Directors at the date of grant.

Stock options and share purchase warrants transactions are summarized as follows:

	Stock options		Warrants
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
		$		$
Balance July 1, 2011	8,288,500	0.61	18,491,263	0.90
Granted	1,480,000	0.80	623,701	0.85
Exercised	(276,000)	0.31	(3,185,855)	0.42
Expired	(198,334)	0.79	(4,783,190)	0.99
Forfeited	(226,916)	0.79	—	—

Outstanding, June 30, 2012	9,067,250	0.64	11,145,919	0.99

Issued through plan of arrangement (Note 6)	820,465	1.36	617,441	1.13
Granted	2,750,000	0.55	600,060	0.60
Exercised	(25,000)	0.31	—	—
Expired	(558,701)	0.76	(5,060,022)	1.00
Forefeited	(66,667)	0.80	—	—

Outstanding, December 31, 2012	11,987,347	0.67	7,303,398	0.97

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

9.	Share capital and other capital reserves (continued)

(c)	Stock options and warrants (continued)

As at December 31, 2012, incentive stock options and share purchase warrants were outstanding as follows:

Stock Options
Number outstanding	Exercise price	Number of vested options	Expiry date
	$
6,435	1.07	6,435	February 21, 2013 (1)
150,000	0.85	150,000	March 7, 2013
50,000	1.05	50,000	March 31, 2013
21,450	1.07	21,450	June 24, 2013
158,730	2.00	158,730	July 5, 2013
178,035	0.70	178,035	July 5, 2013
72,930	1.07	72,930	July 5, 2013
3,218	1.96	3,218	July 5, 2013
169,455	1.86	169,455	July 5, 2013
21,450	1.40	21,450	July 5, 2013
2,145	1.07	2,145	November 7, 2013
430,000	0.20	430,000	November 28, 2013
1,775,000	0.30	1,775,000	January 13, 2014
85,000	0.80	70,834	April 18, 2014
100,000	0.31	100,000	August 6, 2014
82,500	0.80	55,000	August 6, 2014
2,145	1.86	2,145	November 25, 2014
82,500	0.80	41,250	January 12, 2015
1,055,250	0.55	1,055,250	February 3, 2015
150,000	0.80	150,000	March 24, 2015
6,435	1.59	6,435	April 12, 2015
12,871	2.00	12,871	December 1, 2015
3,060,000	0.80	3,060,000	December 30, 2015
450,000	1.00	450,000	January 27, 2016
11,798	0.70	11,798	November 1, 2016
1,100,000	0.80	575,000	January 12, 2017
2,750,000	0.55	950,000	December 31, 2017

11,987,347		9,579,431

(1)  -  Expired without exercise

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

9.	Share capital and other capital reserves (continued)

(c)	Stock options and warrants (continued)

Warrants
Date issued	Number outstanding	Exercise price	Expiry date
		$
July 5, 2012	42,898	0.65	January 27, 2013 (1)
July 5, 2012	574,543	1.17	January 27, 2013 (1)
February 24, 2011	5,462,196	1.00	February 24, 2013 (2) (3)
November 17, 2011	623,701	0.85	November 17, 2013
December 21, 2012	600,060	0.60	December 21, 2014

	7,303,398

(1)  -  Expired without exercise

(2)  -  516,463 warrants expired without exercise

(3)  -  4,945,733 warrants were extended to April 1, 2013

(d)	Share-based compensation

During the six month period ended December 31, 2012, the Company granted 2,750,000 options (December 31, 2011 – 82,500). Pursuant to the granting and vesting of options issued, share-based compensation of $376,683 during the six month period ended December 31, 2012 (December 31, 2011—$454,368) was recognized in profit or loss and share-based compensation of $88,736 (December 31, 2011—$128,652) was recognized in exploration and evaluation assets. The total amount was also recorded as other capital reserves on the statement of financial position. All options are recorded at fair value using the Black-Scholes option pricing model.

The following weighted average assumptions were used for the valuation of stock options:

	December 31	June 30
	2012	2012
Risk Free Interest Rate	1.15%	1.06%
Expected Life — Years	2.35	3.04
Annualised Volatility	84.11%	115.10%
Dividend Rate	0%	0%

During the six month period ended December 31, 2012 the Company issued 820,465 (December 31, 2011 – NIL), options to former Pitchstone option holders as part of the acquisition consideration (Note 6). The options have a fair value of $22,360 which formed part of the acquisition consideration and was also recorded as other capital reserves on the statement of financial position.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

10.	Supplemental disclosure with respect to cash flows

	December 31	June 30
	2012	2012
	$	$
Cash and cash equivalents
Cash	10,360,367	3,919,759
Redeemable Term Deposits	4,031,000	11,021,000

	14,391,367	14,940,759

There were no cash payments for interest and income taxes during the six month period ended December 31, 2012 and December 31, 2011. During the six month period ended December 31, 2012 the Company received $91,067 (December 31, 2011 $179,000) in interest income on its redeemable term deposits.

Significant non-cash transactions for the six month period ended December 31, 2012 included:

(a)	Incurring exploration and evaluation related expenditures of $621,099 through accounts payable and accrued liabilities;

(b)	Recognizing $88,736 of share-based payments in exploration and evaluation assets;

(c)	Issuance of shares, stock options and share purchase warrants valued at $4,340,049 for the acquisition of Pitchstone;

(d)	Reclassifying $8,008 from other capital reserves to share capital on the exercise of stock options;

(e)	Reclassifying $127,083 from share capital to other capital reserves for warrants issued as finder’s fees

(f)	Reclassifying $700,070 from share capital to accrued liabilities for the flow through premium liability recognized.

Significant non-cash transactions for the six month period ended December 31, 2011 included:

(a)	Incurring exploration and evaluation related expenditures of $398,418 through accounts payable and accrued liabilities;

(b)	Reclassifying $672,933 from other capital reserves to share capital on the exercise of stock options and warrants;

(c)	Reclassifying $364,064 from share capital to other capital reserves for warrants issued as finder’s fees.

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

11.	Related party transactions

The Company identified its directors and certain senior management as its key management personnel. The compensation costs for key management personnel are as follows:

	December 31	December 31
	2012	2011
	$	$
Compensation Costs
Wages and consulting fees paid to key management personnel	693,550	681,000
Share-based payments for options granted to key management personnel	193,068	275,965

	886,618	956,965

Other Income
Exploration management fee income from WLULP	86,299	93,940
Exploration rental income from WLULP	7,394	—

	93,693	93,940

Share-based payments represent the fair value calculations of options in accordance with IFRS 2 Share-based Payments granted to key management personnel.

Included in accounts payable at December 31, 2012 is $20,533 (June 30, 2012—$20,533) for consulting and directors fees owing to officers, and companies controlled by officers.

Included in amounts receivable at December 31, 2012 is $146,061 (June 30, 2012—$182,138) due from WLULP and $2,500 (June 30, 2012—$24,318) due from WLUC for funds advanced to vendors on behalf of WLULP and WLUC respectively.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

12.	Segmented Information

The Company primarily operates in one reportable operating segment, being the exploration and development of exploration and evaluation assets. Long-lived assets by geographic area are as follows:

	December 31, 2012			June 30, 2012
	Canada	Peru	Namibia	Canada	Peru	Namibia
	$	$	$	$	$	$
Property and equipment	210,601	16,853	—	208,873	18,194	—
Exploration & evaluation assets	44,407,825	—	435,656	36,564,672	—	—

	44,618,426	16,853	435,656	36,773,545	18,194	—

Fission Energy Corp.

Notes to the condensed consolidated interim financial statements

For the six month period ended December 31, 2012

(Expressed in Canadian dollars)

13.	Contingency

In January 2008, the Company received an invoice in the amount of $182,616 from a Canadian drilling company for services allegedly performed during 2007. The plaintiff has commenced legal proceedings and the Company is defending itself against the action. No amount has been accrued in these financial statements in respect of the claim as the outcome is not determinable at this time. Any costs ultimately assessed against the Company in respect of this claim will be recorded in the period in which the actual determination of the liability, if any, is made.

14.	Subsequent Events

Subsequent to December 31, 2012 the Company:

(a)	Completed a non-brokered private placement financing of 4,000,000 common share units at a price of $0.50 per unit for gross proceeds of $2,000,000. Each common share unit consists of one common share plus one common share purchase warrant. Each whole warrant is exercisable at $0.65 for a period of 2 years. The company paid $60,300 in finder’s fees in connection with this private placement;

(b)	Entered into a binding letter agreement with Denison Mines Corp. (“Denison”) dated January 16, 2013, pursuant to which Denison and Fission will seek shareholder approval for Denison’s acquisition of all of the outstanding shares of Fission after Fission has transferred certain of its assets to a new company (“Spinco”). The transaction is expected to be structured as a plan of arrangement under which the shareholders of Fission will receive 0.355 of a common share of Denison and one common share of Spinco for each Fission common share held. The assets being transferred to Spinco will include the Patterson Lake and Patterson Lake South (“PLS”) properties, North Shore property, Clearwater West property, Peru properties and the ending working capital of Fission. The transaction will be subject to regulatory and Fission shareholder approvals. In certain circumstances, a $3.5 million break fee may be payable;

(c)	61,435 stock options expired and 10,000 stock options were forfeited;

(d)	Issued 4,000,000 share purchase warrants in connection with the non-brokered private placement;

(e)	617,441 warrants granted on July 5, 2012 expired without exercise. The Company applied to the TSX Venture Exchange to extend the expiry date of 4,945,733 warrants issued as part of the Company’s unit private placement completed on February 24, 2011 from February 24, 2013 to April 1, 2013. The remaining 516,462 warrants issued as part of the February 24, 2011 private placement expired without exercise;

(f)	Obtained a waiver from Denison of the milestone requirement to spend $500,000 on the Johnston Lake property by February 28, 2013 as part of the Company’s option to earn in an additional 29% interest. This waiver does not affect the total expenditure requirement of $1,000,000 by February 28, 2014.

SCHEDULE “C”

PROFORMA FINANCIAL STATEMENTS OF DENISON

(See attached)

DENISON MINES CORP.

Pro Forma Combined Balance Sheet

As at December 31, 2012

(Unaudited – Expressed in U.S dollars)

	A	B			C	A+B+C
(in thousands)	Denison	Fission	Pro- Forma Notes		Pro- Forma Adjust	Pro- Forma Denison
ASSETS
Current
Cash and cash equivalents	38,188	12,225	3	(b)	(10,878)
			3	(a)	(6,346)	33,189
Trade and other receivables	2,638	888	3	(b)	(737)	2,789
Inventories	1,792	—			—	1,792
Prepaid expenses and other	683	164	3	(b)	(140)	707

	43,301	13,277			(18,101)	38,477
Non-Current
Inventories – ore in stockpiles	2,062	—			—	2,062
Investments	2,843	27	3	(b)	(27)	2,843
Restricted cash and investments	2,254	—			—	2,254
Plant and equipment	87,204	236	3	(b)	(198)	87,242
Mineral properties	160,684	43,308	3	(b)	(6,099)
			3	(b)	34,932	232,825
Intangibles	2,008	—			—	2,008

Total assets	300,356	56,848			10,507	367,711

LIABILITIES
Current
Accounts payable and accrued liabilities	6,628	1,958	3	(b)	(667)	7,919
Current portion of long-term liabilities	1,375	—			—	1,375

	8,003	1,958			(667)	9,294
Non-Current
Post-employment benefits	3,450	—			—	3,450
Reclamation obligations	14,816	—			—	14,816
Debt obligations	104	—			—	104
Other liabilities	1,005	—			—	1,005
Deferred income taxes	9,449	—			—	9,449

Total liabilities	36,827	1,958			(667)	38,118

EQUITY
Share capital	979,124	72,514	3	(b)	(72,514)
			3	(a)	62,458	1,041,582
Warrants	—	—	3	(a)	871	871
Contributed surplus	50,671	11,021	3	(b)	(11,021)
			3	(a)	2,735	53,406
Retained earnings (deficit)	(777,039)	(28,625)	3	(b)	28,625	(777,039)
Accumulated other comprehensive income	10,773	(20)	3	(b)	20	10,773

Total equity	263,529	54,890			11,174	329,593

Total liabilities and equity	300,356	56,848			10,507	367,711

See accompanying notes to the pro forma combined financial statements

DENISON MINES CORP.

Pro Forma Combined Statement of Operations

For the Twelve Months Ended December 31, 2012

(Unaudited – Expressed U.S dollars)

	A	B			C	A+B+C
(in thousands except per share amounts)	Denison	Fission	Pro- Forma Notes		Pro- Forma Adjust	Pro- Forma Denison
REVENUES	11,127	—			—	11,127

EXPENSES
Operating	(14,362)	—			—	(14,362)
Mineral property exploration	(12,508)	535	3	(c)	(187)
			3	(d)	(7,697)	(19,857)
General and administrative	(10,475)	(5,401)	3	(c)	5,295	(10,581)
Impairment of mineral properties	—	(3,872)	3	(c)	3,872	—
Other income (expense)	(2,676)	(111)	3	(c)	72	(2,715)

	(40,021)	(8,849)			1,355	(47,515)

Income (loss) before finance charges	(28,894)	(8,849)			1,355	(36,388)
Finance income (expense)	(450)	172	3	(c)	(172)	(450)

Income (loss) before taxes	(29,344)	(8,677)			1,183	(36,838)
Income tax recovery (expense)
Current	318	—			—	318
Deferred	3,571	(179)	3	(c)	179	3,571

Net income (loss) - continuing operations	(25,455)	(8,856)			1,362	(33,065)
Net income (loss) - discontinued operations	(92,493)	—			—	(92,493)

Net income (loss)	(117,948)	(8,856)			1,362	(125,442)

Net income (loss) per share – continuing operations:
Basic and diluted	(0.07)	(0.01)				(0.08)
Net income (loss) per share – discontinued operations:
Basic and diluted	(0.24)	—				(0.21)
Net income (loss) per share
Basic and diluted	(0.31)	(0.01)				(0.29)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	385,352	123,982				434,532

See accompanying notes to the pro forma combined financial statements

Fission consolidated results from operations have been constructed for the purpose of this pro forma disclosure for the 12 month period ending September 30, 2012 – please refer to note 5 for additional details

DENISON MINES CORP.

Notes to the Pro Forma Combined Financial Statements

(Unaudited, expressed U.S. dollars unless otherwise noted)

1.	BASIS OF PRESENTATION

These unaudited pro forma combined financial statements have been compiled for the purposes of inclusion in the information circular of Fission Energy Corp (“Fission”) dated March 22, 2013. These pro forma financial statements have been prepared by the management of Denison Mines Corp (“Denison”) in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and give effect to a proposed plan of arrangement under which all of the issued and outstanding shares of Fission are acquired by Denison as described in Note 2 (the “Arrangement”). These pro forma financial statements include:

a)	a pro forma combined balance sheet as at December 31, 2012 prepared from information derived from Denison’s audited consolidated balance sheet at December 31, 2012 and Fission’s unaudited consolidated balance sheet at September 30, 2012, converted to U.S dollars at par, as if the Arrangement was completed on December 31, 2012 and giving effect to the assumptions as described in Note 3; and

b)	a pro forma combined statement of operations for the 12 months ended December 31, 2012 prepared from information derived from Denison’s audited statement of operations for the year ended December 31, 2012 and Fission’s unaudited statement of operations for the year ended September 30, 2012 prepared as described in Note 5.

These pro forma financial statements are provided for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Arrangement actually occurred on December 31, 2012 or the results of operations that would have resulted had the Arrangement actually occurred on January 1, 2012. Further, these pro forma financial statements are not necessarily indicative of the future financial position or results of operations of Denison as a result of the Arrangement and should be read in conjunction with the following interim and year-end consolidated financial statements prepared in accordance with IFRS:

a)	Denison’s audited consolidated financial statements for the twelve months ended December 31, 2012 incorporated by reference in Fission’s circular dated March 22, 2013; and

b)	Fission’s unaudited interim consolidated financial statements for the three months ended September 30, 2012 and the audited consolidated financial statements for the year ended June 30, 2012 incorporated by reference into Fission’s circular dated March 22, 2013.

2.	PLAN OF ARRANGEMENT

Pursuant to an arrangement agreement dated March 7, 2013, Denison and Fission propose to carry out a plan of arrangement, subject to approval by the security holders of Fission, applicable regulatory authorities and the Supreme Court of British Columbia. Conditional upon, among other things, certain assets of Fission being spun out to a new company (“Spin Co”), to be held pro rata by current Fission shareholders, Denison proposes to acquire all of the issued and outstanding shares of Fission in exchange for Denison shares at a ratio of 0.355 shares of Denison for each share of Fission. Upon completion, the pre-combination shareholders of Denison and Fission will own approximately 88.8% and 11.2%, respectively, of the combined company excluding the exercise of outstanding stock options and warrants.

For accounting purposes, Fission is not considered a business under IFRS 3 “Business Combinations” as it is currently not capable of generating outputs that can provide a return to Denison. As a result, transaction costs incurred by Denison relating to the combination will be capitalized as part of the purchase price and individual fair values will be assigned to the assets and liabilities being acquired – no goodwill will be recorded.

3.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The following pro forma adjustments and the allocation of the purchase price to the assets and liabilities acquired are preliminary and subject to change. Detailed plans for combining the operations of Denison and Fission, upon completion of the Arrangement, have yet to be finalized. Additional costs may be incurred due to these efforts and have not been reflected in these pro forma financial statements.

a)	Purchase Price

The total preliminary purchase price of $72,410,000 for the Arrangement was determined as follows:

(in thousands)
Fission common shares outstanding at March 1, 2013, in thousands	138,535
Exchange ratio	0.355

Common shares of Denison issued to Fission shareholders, in thousands	49,180
Fair value per Denison common share, in CAD$	$1.27

Fair value of Denison common shares issued, in CAD$	$62,458
Canadian dollar to U.S dollar exchange rate	1.0000

Fair value of Denison common shares issued	$62,458
Fair value of outstanding Fission share purchase warrants assumed by Denison	871
Fair value of outstanding Fission stock options assumed by Denison	2,735
Cash costs associated with Arrangement:
Estimated amounts payable to Fission at closing by Denison	4,721
Estimated transaction costs related to Arrangement incurred by Denison (Note 2)	1,625

Preliminary purchase price	$72,410

The fair value per Denison common share of CAD$1.27 per share is the closing price of Denison shares on the TSX on March 6, 2013, the day immediately prior to the March 7, 2013 announcement of the Arrangement. Pursuant to the Arrangement, and subject to certain adjustments to the exercise price, the holders of Fission stock options and warrants will ultimately receive the right to acquire common shares of both Denison and Spin Co. The calculation of the fair values of the Fission warrants and stock options, which will ultimately be satisfied by the issuance of Denison common shares, was prepared using the Black-Scholes option pricing model and using the March 6, 2013 fair value amount of CAD$1.27 per Denison common share as an input in the model.

The final purchase price for the Arrangement will depend on the market price of Denison common shares on the closing date. Each CAD$0.01 increase in the market value of the Denison common shares increases the equity component of the purchase price by approximately $537,000.

b)	Preliminary Purchase Price Allocation

The following table uses Fission’s September 30, 2012 published unaudited balance sheet converted to USD$ using a $CAD to USD$ foreign exchange rate of 1.0000 and allocates the preliminary purchase price based on Denison management’s estimate of the fair values after giving effect to the assets and liabilities being transferred to Spin Co as part of the Arrangement:

(in thousands)	Fission Book Value	Amounts Transferred To Spin Co	Fair Value Adjust	Fission Fair Value
ASSETS
Current
Cash and cash equivalents	12,225	(10,878)	—	1,347
Trade and other receivables	888	(737)	—	151
Prepaid expenses and other	164	(140)	—	24

	13,277	(11,755)	—	1,522
Non-Current
Investments	27	(27)	—	—
Plant and equipment	236	(198)	—	38
Mineral properties	43,308	(6,099)	34,932	72,141

Total assets	56,848	(18,079)	34,932	73,701

LIABILITIES
Current
Accounts payable and accrued liabilities	1,958	(667)	—	1,291

Total liabilities	1,958	(667)	—	1,291

Net assets purchased	54,890	(17,412)	34,932	72,410

In arriving at the fair values of the assets and liabilities acquired, Denison’s management has made assumptions, estimates and assessments which are in part based on publicly available information at the time these pro forma financial statements were prepared and in part based on an interpretation of the provisions in the Arrangement agreement itself. The actual fair values of the assets and liabilities will be determined as of the closing date of the Arrangement and may differ materially from the amounts disclosed in the preliminary purchase price allocation set out in the table above.

c)	Impact of asset and liability spin-out to Spin Co on statement of operations

In arriving at the statement of operations acquired, Denison’s management has made assumptions which are consistent with those used to determine the assets and liabilities acquired and which are consistent with its internal expectations of incremental costs to be incurred as a result of the combination. These amounts may not be indicative of actual amounts incurred once more detailed operating plans are put into place.

d)	Accounting for exploration expenditures

Fission’s policy is to capitalize exploration expenditures while Denison’s policy is to expense them. An adjustment of $7,697,000 has been made to the combined pro forma statement of operations to expense the exploration expenditures capitalized by Fission on the mineral properties being acquired by Denison.

4.	SHARE CAPITAL

After giving effect to the pro forma adjustments described in Note 3, the issued and outstanding share capital of Denison will be as follows:

(in thousands, including share amounts)	Number of Common Shares
Balance at December 31, 2012	388,806	$979,124
Issued by Denison to acquire Fission under the proposed
Arrangement agreement (see Note 3 (a))	49,180	62,458

Pro forma balance at December 31, 2012	437,986	$1,041,582

5.	CONSOLIDATED STATEMENT OF OPERATIONS OF FISSION

The unaudited consolidated statement of operations of Fission for the twelve months ended September 30, 2012 was prepared by adjusting the unaudited consolidated statement of operations of Fission for the three months ended September 30, 2012 by the following:

a)	adding the audited consolidated statement of operations of Fission for the twelve months ended June 30, 2012 and subtracting the unaudited consolidated statement of operations of Fission for the three months ending September 30, 2011; and

b)	translating the results to U.S dollars based on a Canadian / U.S dollar exchange rate of 1.0000.

The adjustments as outlined above are summarized in the following table:

(in thousands)	A Three Months Ended Sep’2012	B Twelve Months Ended Jun’2012	C Three Months Ended Sep’2011	A+B-C Twelve Months Ended Sep’2012
	CAD$	CAD$	CAD$	CAD$
EXPENSES
Mineral property exploration	98	503	66	535
General and administrative	(1,125)	(5,280)	(1,004)	(5,401)
Impairment of mineral properties	(66)	(3,898)	(92)	(3,872)
Other income (expense)	(22)	(145)	(56)	(111)

Income (loss) before finance charges	(1,115)	(8,820)	(1,086)	(8,849)
Finance income (expense)	45	176	49	172

Income (loss) before taxes	(1,070)	(8,644)	(1,037)	(8,677)
Income tax recovery (expense)
Deferred	—	(179)	—	(179)

Net income (loss)	(1,070)	(8,823)	(1,037)	(8,856)

6.	PRO FORMA EARNINGS PER SHARE

The calculation of pro forma earnings per share in the pro forma combined statement of operations for the twelve months ended December 31, 2012 is based on the weighted average number of common shares outstanding of Denison for the twelve months ended December 31, 2012 plus the additional 49,180,000 common shares of Denison that would have been outstanding as if the Arrangement were completed on January 1, 2012.